Exhibit 99.3

Lithium Americas management’s discussion and analysis for the year ended December 31,2021

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2021

(expressed in US dollars, unless stated otherwise)

BACKGROUND

This Management Discussion and Analysis (“MD&A”) of Lithium Americas Corp. (“Lithium Americas”, the “Company”, or “LAC”), prepared as of March 16, 2022, should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the year ended December 31, 2021 (“YE 2021 financial statements”). Refer to Notes 2 and 3 of the YE 2021 financial statements for disclosure of the Company’s significant accounting policies. All amounts are expressed in US dollars, unless otherwise stated. References to CDN$ are to Canadian dollars. This MD&A contains “forward-looking statements,” and readers should read the cautionary note contained in the section entitled “Forward-Looking Statements” of this MD&A regarding such forward-looking statements.

OUR BUSINESS

Lithium Americas Corp. is a Canadian-based resource company focused on the advancement of significant lithium projects: the Caucharí-Olaroz project (“Caucharí-Olaroz”), located in Jujuy province in the north-western region of Argentina, the Thacker Pass project (“Thacker Pass”), located in north-western Nevada, USA and the Pastos Grandes project, located in Salta Province of Argentina (“Pastos Grandes”).  Caucharí-Olaroz is a lithium brine project located in the Salar de Olaroz and the Salar de Caucharí. The Company owns 44.8% of Caucharí-Olaroz through its ownership interest in Minera Exar S.A. (“Minera Exar”), a company incorporated under the laws of Argentina. Thacker Pass is a sedimentary-based lithium property located in the McDermitt Caldera in Humboldt County, Nevada. The Company owns 100% of Thacker Pass through its wholly-owned subsidiary, Lithium Nevada Corp. (“Lithium Nevada”).

The Company’s head office and principal address is Suite 300, 900 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E5. The Company trades in Canada on the Toronto Stock Exchange (“TSX”) and in the United States on the New York Stock Exchange (“NYSE”) under the symbol “LAC”. The Company operates in the United States through its wholly owned subsidiary, Lithium Nevada. In Argentina and the Netherlands, the Company operates through equity investees Minera Exar and Exar Capital B.V. (“Exar Capital”) respectively, which are governed by a shareholders’ agreement between the Company and Ganfeng Lithium Co. Ltd. (“Ganfeng”) (together the “Caucharí Partners”) that provides Ganfeng with a 51% interest and the Company with a 49% interest. The Caucharí Partners collectively own 91.5% of Minera Exar (Caucharí-Olaroz) and 100% of Exar Capital B.V. (a Netherlands entity that provides funding to Minera Exar). Additional information relating to the Company, including the Company’s Annual Information Form (“AIF”), is available on SEDAR at www.sedar.com.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2021

(expressed in US dollars, unless stated otherwise)

HIGHLIGHTS

Argentina

Caucharí-Olaroz

•	Construction continues to advance with a revised timeline; currently the project is approximately 85% complete and commissioning is targeted to commence in H2 2022.
o	1,500 workers are on site with 100% of the workforce having received at least two doses of a COVID-19 vaccine.
o

Around the end of 2021, construction activities were impacted by COVID-19 Omicron disruptions impacting supply chains and availability of the main contractor. Activities have returned to normal and the Company continues to monitor the situation closely.

o	Additional resources have been added to accelerate and de-risk commissioning and ramp-up timeline.
•

Total capital cost estimates have been revised to $741 million (on a 100% basis), up 16% from $641 million, to reflect additional resources and manpower, engineering modifications and inflationary cost pressures.

o	As of December 31, 2021, 76%, or $565 million, of the $741 million budget has been spent.
•

Progress on the second stage expansion of at least 20,000 tonnes per annum (“tpa”) of lithium carbonate equivalent (“LCE”) continues to advance with additions to the technical leadership team and drilling program underway.

Pastos Grandes

•	In January 2022, the Company completed the acquisition of Millennial Lithium Corp. (“Millennial”) and the 100% owned Pastos Grandes project for total consideration of approximately $390 million.
•

In February 2022, the Company hired Carlos Galli as Senior Director, Project Development, Latin America, to oversee the development planning for Pastos Grandes and integration and expansion of a team of over 50 workers based in Salta, Argentina.

Arena Minerals

•	In November 2021, the Company increased its strategic investment in Arena Minerals Inc. (“Arena Minerals”) (TSX-V: AN) to approximately 17.4% for $10 million.

United States

Thacker Pass

•	In October 2021, Measured and Indicated (“M&I”) Resource estimates were updated to 13.7 million tonnes (“Mt”) LCE at 2,231 parts per million lithium (“ppm Li”)
•

The Company continues to advance the Feasibility Study with an increased targeted capacity of 40,000 tpa lithium carbonate and incorporating a second phase expansion to reach a targeted total capacity of 80,000 tpa lithium carbonate. Results of the Feasibility Study are expected in H2 2022.

•

The Company is continuing to optimize engineering to complete capital and operating estimates. Capital costs are expected to substantially increase due to the incorporation of increased scale, additional processing and related infrastructure changes, and the results of engineering and testing, as well as to account for external factors such as inflationary pressures and supply chain considerations.

•	The Lithium Technical Development Centre is expected to be operational in Q2 2022 to support ongoing optimization work and to provide product samples for potential customers and partners.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2021

(expressed in US dollars, unless stated otherwise)

•

In February 2022, the Nevada Department of Environmental Protection (“NDEP”) issued the final key state-level environmental permits: Water Pollution Control Permit, Class II Air Quality Operating Permit and Mine and Exploration Reclamation Permits.

•	An appeal on the Record of Decision continues to advance through Federal court process with a ruling expected in Q3 2022.
•

In February 2022, the Company announced that it submitted a draft application to the US Department of Energy for funding to be used at Thacker Pass through the Advanced Technologies Vehicle Manufacturing Loan Program.

•	Discussions continue with potential strategic partners and customers.

Corporate

•	As at December 31, 2021, the Company had $511 million in cash and cash equivalents with an additional $75 million in available credit.
•

In December 2021, the Company completed a convertible senior note offering of $259 million at 1.75% due in 2027. Net proceeds were primarily used to repay the $205 million senior secured credit facility and remove security over Thacker Pass, and to repay in early 2022 $25 million outstanding on its subordinate loan facility.

•	In January 2022, the Company began to work with IRMA (Initiative for Responsible Mining Assurance) to pilot their new draft IRMA-Ready Standard for Responsible Mineral Exploration and Development.
•

In February 2022, Richard Gerspacher joined as Senior Vice President Capital Projects to oversee execution of the Company’s development projects. Most recently, Mr. Gerspacher served as Vice President and Projects Director for Fluor Corporation leading the development of an advanced stage lithium chemical project in Australia.

•

In February 2022, the Company commenced the process to explore a separation of its US and Argentina operations, through the creation of a standalone public company focused on the development of Thacker Pass.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2021

(expressed in US dollars, unless stated otherwise)

PROJECT PROGRESS IN Q4 2021

Caucharí-Olaroz, Jujuy Province, Argentina

figure a commissioning of the plant commenced in october to support production ramp-up figure b focus is on constructional of the chemical and processing plants

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2021

(expressed in US dollars, unless stated otherwise)

COVID-19

In Argentina, COVID-19 cases increased in Q4 2021 and January 2022 due to the Omicron variant, however the number of cases gradually declined in February and March 2022. As of the date of this MD&A, mining and construction activities are permissible in the Province of Jujuy, subject to meeting certain health protocols. National authorities have lifted several restrictions, particularly limitations on international travel. COVID-19 restrictions continue to impact the resumption of full construction activities; workers and service providers continue to be limited in their ability to travel to and from site, and restrictions on camp capacity remain in effect.

To date, 100% of our total workers have received at least two vaccination doses.

Health and Safety

The Total Recordable Incident Frequency rate (“TRIFR”) for Caucharí-Olaroz for the twelve months ended December 31, 2021 was 4.39 per 200,000 hours worked. As of the end of February 2022, the project team has achieved a milestone of 4,000,000 total man hours without a lost time injury incident.

Construction Progress

Evaporation Ponds and Production Wells

Earthworks for the 12 km2 of planned solar evaporation ponds are 100% complete, and liner installation is approximately 97% complete. Currently, there are 39 production wells drilled and one in progress. As of the date of this MD&A, approximately 18.5 million cubic meters (“m3”) of brine have been pumped into the ponds for initial evaporation and process testing.

Infrastructure

•	The access roads and platforms for the wells are 100% complete.
•	Construction of the warehouse buildings is 100% complete.
•	Gas pipeline is 100% complete.
•	Lime plant is 100% complete.
•	The 33 kV power line and the 13.2 kV distribution line are 100% complete.
•	Construction of the water pipeline is over 97% complete.

Lithium Carbonate Plant

•	Critical, long-lead-time equipment is currently under fabrication or has been delivered to site.
•	Solvent extraction (SX) plant, including equipment installation, is over 80% complete.
•	Solid-liquid separation (SSL) plant is over 80% complete.
•	Potassium chloride (KCl) plant is approximately 65% complete.
•	Contractors are at site working towards completing the rest of the lithium carbonate plant (the dilution plant, purification, carbonation and substation).

Capital Expenditures

•	As of December 31, 2021, $565 million has been spent or 76% of the revised $741 million budget, with the majority of the remaining budget committed.

JEMSE Arrangement

On April 4, 2021, Jujuy Energia y Mineria Sociedad del Estado (“JEMSE”), a mining investment company owned by the government of Jujuy province in Argentina, completed the exercise of its right to acquire an 8.5% equity interest in Minera Exar. JEMSE will reimburse its $23.5 million pro rata (8.5%) share of the equity financing to fund construction of the Caucharí-Olaroz project to Lithium Americas and Ganfeng (the Caucharí Partners) through the assignment of one-third of the dividends otherwise payable to JEMSE in future periods. In addition, JEMSE’s right to future dividends is subordinate to Minera Exar’s obligation to service its debt, including intercompany loan repayments and interest, which are used by the Caucharí Partners to finance construction.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2021

(expressed in US dollars, unless stated otherwise)

The Caucharí Partners are responsible for funding 100% of Caucharí-Olaroz construction costs and are to receive 100% of the output of Caucharí-Olaroz proportionate to their respective 49%/51% interests. Significant decisions with respect to the Caucharí-Olaroz project require approval of the Caucharí Partners.

Project Financing and Liquidity

As of December 31, 2021, the Company’s 49% share ($86 million) of the remaining capital is anticipated to be fully funded from the Company’s cash balance and $75 million of undrawn credit and loan facilities provided by Ganfeng. See further details on the project financings in the section entitled “Liquidity and Capital Resources” below and in the above sections under “Our Business”, and “Highlights”.

Thacker Pass, Nevada, USA

COVID-19

The Company has abided by applicable state-wide COVID-19 restrictions and protocols, including work from Company offices and facilities with social distancing and other requirements in effect, or remote work from home.

Partnership, Financing Process and Feasibility Study

Partnership and Financing Process

Results of the Feasibility Study are expected in H2 2022, to align with the strategic partnership and financing process and ongoing engineering work.

In February 2022, the Company announced that it submitted a draft application to the US Department of Energy for funding to be used at Thacker Pass through the Advanced Technologies Vehicle Manufacturing Loan Program, which is designed to provide funding to US companies engaged in the manufacturing of advanced technology vehicles and components used in those vehicles.

In February 2022, the Company announced that it started the process of exploring a separation of its US and Argentina operations, through the creation of a standalone public company focused on the development of Thacker Pass. The Company is currently assessing available alternatives and structures to effect such a separation.

Feasibility Study for Phases 1 and 2

Lithium Americas continues to advance the ongoing Feasibility Study targeting an increased initial capacity of 40,000 tpa of lithium carbonate (“Phase 1”) from the 30,000-35,000 tpa contemplated previously. The increased target capacity reflects optimizations to the mine plan and leaching efficiencies, maintaining the same proposed 3,000 tonnes per day (“tpd”) sulfuric acid plant and the same water usage. Refer to Process Engineering and Design section below for more details.

In addition, the Company plans to include an expansion scenario to target total capacity of 80,000 tpa of lithium carbonate. The addition of a 40,000 tpa expansion (“Phase 2”), is designed to demonstrate Thacker Pass’ ability to scale production and align with potential customers’ and partners’ longer-term demands. Any permit modifications required for Phase 2 expansion will be sought at an appropriate time during Phase 1 operations.

The Company is continuing to optimize engineering to complete the capital and operating estimates. Capital costs are expected to substantially increase due to the incorporation of increased scale of Phase 1, additional processing and related infrastructure changes and the results of engineering and testing, incorporation of Phase 2, as well as to account for external factors such as inflationary pressures and supply chain considerations.

To meet potential customer and partner needs, the Company continues to also advance engineering to consider an option for a 20,000 tpa lithium hydroxide chemical conversion plant.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2021

(expressed in US dollars, unless stated otherwise)

Process Engineering and Design

Mine Plan and Processing Optimization

Over the past year, optimization work focused on maximizing lithium carbonate production in Phase 1 without increasing the size of the proposed 3,000 tpd sulfuric acid plant or water usage. Improvements include a mine plan focused on the illite clay and processing technologies to increase yield. When compared to smectite clay, illite clay displays higher leaching efficiencies and generally has higher lithium concentrations, as well as contains fewer impurities such as magnesium and calcium. Work is ongoing towards improving lithium recovery from smectite clay. Process changes are expected to include ore beneficiation, filtration, impurities removal, magnesium sulfate crystallization and improvements to the lithium carbonate circuit.

The Company is targeting total Phase 2 capacity of 80,000 tpa within approximately the same mining footprint as the permitted pit boundary. The team is advancing the mine engineering and combining the Phase 1 optimization and process improvements to achieve this increased production level.

Lithium Technical Development Center

The Company is developing a new integrated technology center in Reno to run the full Thacker Pass flowsheet and to produce lithium carbonate samples. The Lithium Technical Development Centre is expected to be in operation in the first half of 2022 to support ongoing optimization work, confirm certain assumptions in the design and operational parameters and provide product samples for potential customers.

Design and Operating Updates

The Company has made significant progress in its understanding of the development and operational parameters at Thacker Pass since publishing the pre-feasibility study (“PFS”) in late 2018, including design, size and scope of facilities and supporting infrastructure, as well as the nature and use of inputs, reagents and processing procedures. Work on the feasibility study (“FS”) continues and the Company will not be in a position to confirm mining and processing details until test results on the revised flowsheet from the Lithium Technical Development Centre is completed. The Company expects there will be several marked differences between the PFS and the FS in respect of the development plan and operations. Some of the most significant differences are expected to include:

•	Addition of mineral beneficiation to improve acid consumption,
•	Substantial increase in filtration to improve recovery and enable dry-stack tailings,
•	Additional crystallization stages to remove magnesium,
•	Inclusion of ion exchange to remove calcium and boron to achieve battery grade, and
•	More complex carbonization process including bicarbonation and second stage crystallization.

Financial Performance Estimates

The capital cost and operating cost estimates set out in the PFS are expected to be substantially different in the contemplated FS. The Company expects that there will be a significant increase in the capital cost estimate. The additional infrastructure and processing steps as contemplated by the updated planning for development and operations noted above will, on their own, result in a capital cost that is expected to greatly exceed that contemplated as the base case under the PFS, even assuming a comparable production scale. The increase in scale of production will result in a further increase in capital cost. Finally, external factors since the date of the PFS, including inflationary effects and supply chain issues, will result in significantly higher capital costs. The Company also expects that there will be a significant increase in operating costs compared to that set out in the PFS, as a result of the additional infrastructure, processing and input requirements that are contemplated for the operation, as well as external effects such as inflation, wage increases and supply chain limitations. These cost increases are expected to be offset, in some measure, by revenue increases from a higher production rate and higher long-term pricing assumptions for lithium-based products, although the extent to which all of these factors, among others, will ultimately impact the financial performance of Thacker Pass cannot be verified with any certainty until such time as an updated mine plan, and in particular the contemplated FS, has been completed.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2021

(expressed in US dollars, unless stated otherwise)

Regulatory and Permitting

Federal Permits

The Record of Decision (“ROD”) was received in January 2021 from the Bureau of Land Management (“BLM”). The total disturbance footprint for Thacker Pass under the ROD amounts to approximately 5,695 acres. Meanwhile the boundaries of Thacker Pass Plan of Operations lands consist of 17,933 acres of land, encompassing both the project and exploration area.

In February 2021, claims were filed against the BLM to appeal the issuance of the ROD. Injunction requests over the Company’s plan to begin cultural assessment and pre-construction work were denied in Q3 2021, and subsequently, a motion to reconsider was also denied in late 2021. The Native American plaintiffs appealed one of the injunction denials with the Federal Court of Appeals, contending that the District Court erred in denying their requests to stop cultural mitigation work.  An oral argument has not yet been calendared. Recently, the Federal court approved a request for the inclusion of additional documents from the BLM. As a result of the additional documentation requests, the expected timeline for a ruling has been extended from Q1 2022 to Q3 2022.

State Permits

In February 2022, the Nevada Department of Environmental Protection (“NDEP”) issued the final key state-level environmental permits for Thacker Pass. The three approved permits include the Water Pollution Control Permit, Class II Air Quality Operating Permit and Mine and Exploration Reclamation Permits. In early March, an administrative appeal of the issuance of the Water Pollution Control Permit was filed.

The Company expects to advance towards early-works construction in 2022, including the water line, site access, site preparation and additional infrastructure, to condense and de-risk the overall construction schedule.

Water Rights

A decision on the Company’s water rights transfer application by the state engineer to transfer the Company’s existing and optioned water rights, which is expected to provide sufficient water for all of Phase 1, is anticipated in 2022.

Environmental and Social Responsibility

Respecting the rights, culture, aspirations and interests of the local communities directly affected by the development and operation of Thacker Pass and working collaboratively towards mutually beneficial relationships remains a key priority for the Company. The Company continues to engage with local tribal and community groups to keep them informed of plans for the project, identify and resolve issues, and provide employment and training opportunities that will be available prior to proposed construction and operations. These engagement initiatives are expected to continue as the project advances to facilitate full engagement with stakeholders.

Initiative for Responsible Mining Assurance (IRMA)

Lithium Americas is targeting low carbon operations and is a Pending Member of IRMA - the Initiative for Responsible Mining Assurance. In January 2022, the Company stepped forward to help IRMA pilot their new draft IRMA-Ready Standard for Responsible Mineral Exploration and Development.

Fort McDermitt Paiute and Shoshone Tribe Benefits Agreement

The Company has presented a draft community benefits agreement to the Fort McDermitt Paiute and Shoshone Tribe.

Community Engagement

The Company continues to actively participate in the Negotiating Work Group (“Work Group”) along with selected members of the Thacker Pass Concerned Citizens Group (“TPCCG”). The purpose of the Work Group is to develop agreements supported by scientific data and community buy-in to guide the construction and operations of Thacker Pass. The Work Group focuses its discussions on identifying solutions that protect the safety and well-being of community members and continues to meet approximately every two weeks.

The Company’s engagement plan also includes regular consultation with the Fort McDermitt Paiute and Shoshone Tribe, who are located near the project site. The Company is committed to providing community benefits, skills

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2021

(expressed in US dollars, unless stated otherwise)

training and employment opportunities to the tribe as the project advances towards construction. Skills training programs were offered in late 2020 and 2021 to members of the tribe and local communities.

Updated Mineral Resource Estimate

In October 2021, the Company announced an expanded and updated Mineral Resource estimate for Thacker Pass of 13.7 Mt of LCE grading 2,231 ppm Li of M&I, comprised of 8.2 Mt LCE Measured Resources at 2,356 ppm Li and 5.5 Mt LCE Indicated Resources at 2,067 ppm Li, and 4.4 Mt LCE grading 2,112 ppm of Inferred Resources. The updated Mineral Resource does not affect the integrity of the Mineral Reserves set forth in the pre-feasibilty study for Thacker Pass. See the Company’s news release dated October 7, 2021 and filed on SEDAR for further details. Lithium Americas affirms that the “Technical Report on the Pre-Feasibility Study for the Thacker Pass Project, Humboldt County, Nevada, USA” with the effective date August 1, 2018, remains the current technical report for Thacker Pass.

SELECTED FINANCIAL INFORMATION

Selected Annual Financial Information

The following table provides a brief summary of the Company’s financial operations for the year ended December 31, 2021 (“FY 2021”), December 31, 2020 (“FY 2020”), and December 31, 2019 (“FY 2019”).

For more detailed information, refer to the audited consolidated financial statements for FY 2021, FY 2020, and FY 2019 which can be found on the SEDAR website (www.sedar.com).

	Years Ended December 31,
(in US$ thousands, other than per share amounts)	2021	2020	2019
	$	$	$
Expenses	(46,149)	(30,614)	(15,688)
Net (loss)/income	(38,488)	(36,234)	51,665
Total comprehensive (loss)/income	(38,488)	(35,854)	52,091
(Loss)/income per share - basic	(0.32)	(0.39)	0.58
(Loss)/income per share - diluted	(0.32)	(0.39)	0.56
Cash and cash equivalents	510,607	148,070	83,614
Total assets	817,342	326,723	293,799
Total long-term liabilities	(272,771)	(127,266)	(119,188)

Expenses increased from 2019 to 2021, primarily due to increases in exploration expenditures (as result of the timing of Lithium Nevada project development activities), stock-based compensation and general and administrative expenses (primarily as a result of an increase in office and administration expenses, investor relations, and professional fees). The net income in 2019 was mainly a result of the gain on Cauchari-Olaroz transactions of $74.5 million.

In 2021 total assets and cash and cash equivalents increased as a result of the $400 million underwritten public offering and other items.

In 2020, total assets increased primarily as a result of the ATM Program gross proceeds of approximately $100 million and recognition of $131 million investment in Cauchari-Olaroz project, partially offset by derecognizing the Company’s 50% share ($223 million) of Minera Exar’s property, plant and equipment and other assets, and the reduction of cash for expenditures during the year.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2021

(expressed in US dollars, unless stated otherwise)

Quarterly Information

Selected consolidated financial information is presented as follows:

(in US$ millions, other than per share	2021				2020
amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	$	$	$	$	$	$	$	$
Total assets	817.3	716.2	708.6	707.9	326.7	232.6	319.6	326.1
Property, plant and equipment	4.4	3.5	1.6	1.8	1.9	1.8	214.5	188.7
Working capital	524.3	476.1	499.4	512.8	141.7	69.4	39.8	70.6
Total liabilities	281.0	188.7	165.0	146.0	136.0	131.3	175.6	175.4
Expenses	(7.7)	(16.6)	(13.0)	(8.8)	(8.1)	(5.7)	(6.5)	(10.3)
Net income/(loss) for the period	8.0	(17.2)	(19.3)	(9.9)	(9.7)	(6.5)	(6.0)	(14.0)
Basic income/(loss) per common share	0.07	(0.14)	(0.16)	(0.09)	(0.10)	(0.07)	(0.07)	(0.16)

Notes:

1.	Quarterly amounts added together may not equal to the total reported for the period due to rounding or reclassifications.
2.	Working capital is the difference between current assets and current liabilities (refer to section “Use of Non-GAAP measures”).

Changes in the Company’s total assets, working capital, liabilities and results were driven mainly by financings, increases in loans and contributions to Caucharí-Olaroz, expenses in the period and the Company’s share of results of Caucharí-Olaroz.

In Q4 2021, total assets, working capital and total liabilities increased primarily due to the $250 million in net proceeds raised from the convertible senior notes, and the $59 million drawdown on the senior credit facility, which were partially offset by full repayment of the $205 million senior credit facility.

In Q1 2021, total assets and working capital increased primarily due to the $377 million in net proceeds raised from the underwritten equity offering.

In Q4 2020, total assets and working capital increased primarily due to $97 million in net proceeds from an at-the-market equity program.

In Q3 2020, total assets, property, plant and equipment and liabilities decreased primarily as a result of derecognizing the Company’s 50% share of Minera Exar’s assets and liabilities and Exar Capital’s borrowings, partially offset by $40 million in cash received upon repayment of loans as part of the transaction with Ganfeng which closed on August 26, 2020 (“2020 Caucharí Transaction”).

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2021

(expressed in US dollars, unless stated otherwise)

Results of Operations – Net Income Analysis

Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020

The following table summarizes the items that resulted in an increase in loss for the year ended December 31, 2021 (“YE 2021”) versus the year ended December 31, 2020 (“YE 2020”), as well as certain offsetting items:

Financial results	Years Ended December 31,		Change
(in US$ million)	2021	2020
	$	$	$
Exploration expenditures	(36.0)	(17.7)	(18.3)
General and administrative	(10.4)	(7.7)	(2.7)
Equity compensation	(5.4)	(6.6)	1.2
Share of result of Cauchari-Olaroz project	5.9	1.5	4.4
Share of result of Arena Minerals	(0.3)	-	(0.3)
Loss on JEMSE Transaction	(4.7)	-	(4.7)
Gain on Cauchari-Olaroz transactions	-	0.3	(0.3)
Transaction costs	(0.1)	(1.2)	1.1
Foreign exchange gain/(loss)	0.1	(0.3)	0.4
Finance costs	(14.3)	(3.6)	(10.7)
Gain on change in fair value of convertible derivative	15.1	-	15.1
Gain on change in fair value of Arena Minerals warrants	6.3	-	6.3
Finance and other income	5.2	1.5	3.7
Income/(loss) from discontinued operations	0.1	(1.0)	1.1
Tax expense	-	(1.2)	1.2
Net Loss	(38.5)	(36.0)	(2.5)

Higher net loss during the YE 2021 is primarily attributable to:

-	an increase in Thacker Pass exploration and evaluation expenditures related to engineering efforts, permitting and feasibility study preparation;
-	the loss on the JEMSE transaction;
-	an increase in general and administrative expenses due to an increase in insurance, legal and consulting fees;
-	increased finance costs (finance costs were capitalized in the comparative period and capitalization ceased upon closing the 2020 Caucharí Transaction in Q3 2020); and

Higher expenses were partially offset by:

-	a decrease in equity compensation due to the timing of annual equity grants;
-	a decrease in transaction costs following closing of the 2020 Caucharí Transaction;
-	a positive share of result on the Caucharí-Olaroz project, driven primarily by recognition of deferred tax asset partially offset by income tax expense;
-	gain on change in fair value of convertible derivative and Arena Minerals warrants; and
-	higher finance income from interest on cash at bank and loans to Exar Capital.

Effective January 1, 2021, the functional currency of Lithium Americas changed from the Canadian dollar to the US dollar as a result of the significant US dollar proceeds from equity offerings and increasing US dollar denominated expenditures and borrowings. The change in functional currency was accounted for on a prospective basis, with no impact of this change on prior year comparative information.

Expenses

Exploration and evaluation expenditures for the year ended December 31, 2021, of $36.0 million (2020 – $17.7 million) include expenditures incurred for Thacker Pass. The increase in the Company’s exploration expenditures is mostly due to higher engineering, permitting and feasibility study-related costs incurred during Q2-Q4 2021 and the timing of permitting and other expenditures on the project.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2021

(expressed in US dollars, unless stated otherwise)

Equity compensation for the year ended December 31, 2021 of $5.4 million (2020 - $6.6 million) is a non-cash expense and consists of $2.8 million (2020 - $4.6 million) fair market value of RSUs, and the $2.6 million (2020 - $2.0 million) fair value of PSUs vested during the period. Lower equity compensation during the year ended December 31, 2021 was mainly due to the timing of equity awards.

Included in General and Administrative expenses during the the year ended December 31, 2021, of $10.4 million (2020 - $7.7 million) are:

-	Office and administrative expenses of $2.5 million (2020 - $1.4 million), which increased as a result of higher insurance costs due to tight insurance market conditions.
-

Professional fees of $2.4 million (2020 - $1.1 million) consisting mainly of legal fees of $0.6 million (2020 - $0.3 million), and consulting fees of $1.4 million (2020 - $0.6 million). Professional fees were higher due to increased corporate activities.

-	Salaries and benefits of $4.2 million (2020 - $4.5 million) decreased mainly due to the timing of annual bonus grants.

Other Items

Finance and other income during the year ended December 31, 2021 was $5.2 million (2020 - $1.5 million) and includes mainly interest income on the Company’s loans to Exar Capital and cash and cash equivalents.

Three Months Ended December 31, 2021 versus Three Months Ended December 31, 2020

The following table summarizes the items that resulted in an increase in net income for the three months ended December 31, 2021 (“Q4 2021”) versus the three months ended December 31, 2020 (“Q4 2020”), as well as certain offsetting items:

Financial results	Three Months Ended December 31,		Change
(in US$ million)	2021	2020
	$	$	$
Exploration expenditures	(10.1)	(4.8)	(5.3)
General and administrative	(3.2)	(2.7)	(0.5)
Equity compensation	(2.2)	(2.4)	0.2
Share of result of Cauchari-Olaroz project	7.9	1.8	6.1
Share of result of Arena Minerals	(0.2)	-	(0.2)
Finance costs	(5.5)	(2.4)	(3.1)
Gain on change in fair value of convertible derivative	15.1	-	15.1
Gain on change in fair value of Arena Minerals warrants	4.8	-	4.8
Finance and other income	1.3	0.9	0.4
Loss from discontinued operations	-	(0.1)	0.1
Net Loss	7.9	(9.7)	17.6

Net income in Q4 2021 is primarily attributable to:

-	gain on change in fair value of convertible derivative and Arena Minerals warrants;
-	share of result on the Caucharí-Olaroz project, driven primarily by recognition of deferred tax asset offset by current income tax expense;

Partially offset by:

-	an increase in Thacker Pass exploration and evaluation expenditures related to engineering efforts, permitting and feasibility study preparation;
-	an increase in general and administrative expenses due to an increase in insurance, legal and consulting fees;
-	increased finance costs; and
-	lower finance and other income.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2021

(expressed in US dollars, unless stated otherwise)

Expenses

Exploration and evaluation expenditures for Q4 2021 of $10.1 million (2020 – $4.8 million) include expenditures incurred for Thacker Pass. The increase in the Company’s exploration and evaluation expenditures is mostly due to higher permitting, engineering and feasibility study-related preparation costs incurred during Q4 2021.

Equity compensation for Q4 2021 of $2.2 million (2020 - $2.4 million) is a non-cash expense and consists of the $1.6 million (2020 - $1.8 million) fair market value of RSUs, and $0.6 million (2020 - $0.6 million) fair value of PSUs vested during the period.

General and Administrative expenses during Q4 2021 were $3.2 million (2020 - $2.7 million), an increase due to increased corporate activities.

Other Items

Finance and other income during the Q4 2021 was $1.3 million (2020 - $0.9 million) and includes mainly interest income on the Company’s loans to Exar Capital and cash and cash equivalents.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow Highlights	Years Ended December 31,
(in US$ million)	2021	2020
	$	$
Cash used in operating activities	(53.2)	(30.9)
Cash used in investing activities	(115.8)	(42.5)
Cash provided by financing activities	531.4	137.8
Effect of foreign exchange on cash	0.1	0.1
Change in cash and cash equivalents	362.5	64.5
Cash and cash equivalents - beginning of the year	148.1	83.6
Cash and cash equivalents - end of the year	510.6	148.1

As at December 31, 2021, the Company had cash and cash equivalents of $510.6 million and working capital of $524.3 million, compared to cash and cash equivalents of $148.1 million and working capital of $141.7 million (excluding assets held for sale of $4.0 million) as at December 31, 2020.

During the year ended December 31, 2021, the Company drew $109.3 million from the $205 million senior credit facility to fund the Company’s share of Caucharí-Olaroz project construction expenses, closed the $250 million (net) convertible senior notes offering and fully repaid the $205 million senior facility. In addition, as at December 31, 2021, $75 million remains undrawn under the Company’s $100 million unsecured, limited recourse, subordinated loan facility available for the Company’s general corporate purposes.

Liquidity Outlook

Lithium Americas’ share of outstanding construction costs for Caucharí-Olaroz is expected to be fully funded with its cash balance and the $75 million in available credit and loan facilities. The Company has flexibility to use its own funds for its share of outstanding construction costs for Caucharí-Olaroz, subject to the use of proceeds restrictions of the recent equity offerings.

Thacker Pass permitting and feasibility study costs are expected to be funded from available cash on hand. The Company continues to evaluate partnership and financing opportunities for Thacker Pass to advance and de-risk the project. Proceeds from closing the 2020 Caucharí Transaction, the at-the-market equity program (“ATM Program”) and the Underwritten Public Offering (as defined below) are expected to provide the Company with sufficient financial resources to fund Thacker Pass expenditures and general and administrative expenditures until financing of Thacker Pass is complete or at least for the next eighteen to twenty-four months.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2021

(expressed in US dollars, unless stated otherwise)

The timing and the amount of expenditures for Thacker Pass are within the control of the Company due to its direct and sole ownership. Pursuant to the agreements governing the Caucharí-Olaroz project, decisions regarding capital budgets for the project require agreement between Lithium Americas and the project co-owner, Ganfeng.

The Company continues to develop its projects and does not generate revenues from operations. The Company’s capital resources are driven by the status of the Company’s projects, and its ability to compete for investor support of its projects. The Company’s access to future financing is always uncertain. There can be no assurance that the Company will be successful in having continued access to significant equity and/or debt funding. Except as disclosed, the Company does not know of any trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity and capital resources either materially increasing or decreasing at present or in the foreseeable future. The Company does not engage in currency hedging to offset any risk of currency fluctuations.

Operating Activities

Cash used in operating activities during the year ended December 31, 2021, was $53.2 million compared to $30.9 million during the year ended December 31, 2020. The significant components of operating activities are discussed in the Results of Operations section above.

Investing Activities

Investing activities used net cash of $115.8 million during the year ended December 31, 2021, compared to $42.6 million during the year ended December 31, 2020. During the year ended December 31, 2021, payments for property, plant and equipment were $0.6 million (2020 – $61.3 million); payments in the comparative period included the Company’s 50% share of the capital expenditures on the Caucharí-Olaroz project before closing the 2020 Caucharí Transaction. During the year ended December 31, 2021, the Company provided $60.3 million in loans to Exar Capital, provided $20 million in an escrow account to satisfy any termination fee payable to Millennial in certain circumstances if the acquisition did not close, paid $20.8 deferred transaction costs related to Millennial acquisition, invested $14.8 million in common stock of Arena Minerals, contributed $2.3 million to its investment in the Caucharí-Olaroz project and received $4.0 million in net proceeds from the disposal of assets held for sale.

Financing Activities

Senior Convertible Notes

On December 6, 2021, the Company closed an offering of $225 million aggregate principal amount of 1.75% convertible senior notes due in 2027 (the “Convertible Notes”, “Notes” and the “Offering”). On December 9, 2021 the initial purchasers under the Offering exercised, in full, their option to purchase up to an additional $33.8 million aggregate principal amount of the convertible notes, increasing the total Offering size to $258.8 million.

The Company has used a portion of the net proceeds from the Offering to repay in full its $205 million senior secured credit facility and to repay in early 2022 $25 million outstanding on its subordinate loan facility.

The Convertible Notes are governed by the terms of an indenture agreement, are unsecured and will accrue interest payable semi-annually in arrears at a rate of 1.75% per annum payable on January 15 and July 15 of each year, beginning on July 15, 2022. Prior to October 15, 2026, the Convertible Notes will be convertible at the option of the holders during certain periods, upon satisfaction of certain conditions:

(i)	if the Notes’ trading price for any five consecutive trading day period was, on each day, less than 98% of conversion value of such Notes;
(ii)

if the Company elects to (a) issue equity instruments to all holders of LAC’s common shares entitling them, for a period of not more than 45 calendar days after issue, to subscribe for or purchase common shares at a price per share that is less than the average reported sales prices of LAC’s common shares for the 10-trading day period ending the trading day before the announcement of such issuance of equity instruments; or (b) make a distribution to all holders of LAC’s common shares of assets, securities, or rights to purchase LAC’s securities, which has a per

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2021

(expressed in US dollars, unless stated otherwise)

share value exceeding at least 10% of the trading price of the common shares preceding the date of announcement of such distribution;

(iii)	upon a Fundamental Change or Make-Whole change event (as defined in the Notes indenture agreement filed on SEDAR www.sedar.com);
(iv)

if, at any time after the calendar quarter ending on March 31, 2022 (and only during such calendar quarter), the last reported price of LAC’s common shares for at least 20 trading days (whether or not consecutive) during the last period of 30 trading days of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day; or,

(v)	upon a call for redemption by LAC, or upon LAC’s failure to pay the redemption price therefor.

Thereafter, the Notes will be convertible at any time until the close of business on the business day immediately preceding the maturity date. Upon conversion, the Convertible Notes may be settled, at the Company’s election, in common shares of the Company, cash or a combination thereof. The initial conversion rate for the Convertible Notes will be 21.2307 shares per $1,000 principal amount of Convertible Notes, equivalent to an initial conversion price of approximately $47.10 per share. The initial conversion price of the Convertible Notes represents a premium of approximately 35% to the last reported sale price of the shares on the New York Stock Exchange on December 1, 2021.

The Convertible Notes will mature on January 15, 2027, unless earlier repurchased, redeemed or converted. The Company may not redeem the Convertible Notes prior to December 6, 2024, except upon the occurrence of certain changes to the laws governing Canadian withholding taxes. After December 6, 2024, the Company will have the right to redeem the Convertible Notes at its option in certain circumstances.

(i)

the Company can call for redemption on or after December 6, 2024 if the Company’s share price for at least 20 trading days during any 30 consecutive trading day period ending on, and including, the last trading day of the immediately preceding calendar quarter is over 130% of conversion price on each applicable trading day, at a redemption price equal to 100% of the principal plus accrued and unpaid interest;

(ii)	the Company can redeem if the Company becomes obligated to pay additional amounts as a result of its obligation to bear the cost of Canadian or non-Canadian withholding tax, if applicable;

Redemption can result in exercisability of conversion option.

Holders of Convertible Notes will have the right to require the Company to repurchase their Convertible Notes upon the occurrence of certain events.

ATM Program and Underwritten Public Offering

ATM Program

As of December 31, 2021, the Company used approximately $22.7 million of the $96.8 million in net proceeds from the ATM Program for general corporate and working capital purposes.

Underwritten Public Offering

On January 22, 2021, the Company closed an underwritten public offering (the “Underwritten Public Offering”) of 18.2 million common shares, including 2.3 million common shares under an over-allotment option, at a price of $22.00 per share, for approximate gross proceeds to the Company of $400 million. Total net proceeds of the offering, after deducting underwriters’ fees and other expenses, were approximately $377 million.

As of December 31, 2021, the Company used approximately $47.2 million of the net proceeds from the Underwritten Public Offering including $34.6 million on pre-construction and engineering costs for Thacker Pass  and $12.5 million on interest expense due under the Senior Credit Facility. The balance of funds has not been deployed to date.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2021

(expressed in US dollars, unless stated otherwise)

Although the Company intends to expend the net proceeds from the Underwritten Public Offering substantially as disclosed in the prospectus supplement for the Underwritten Public Offering, there may be circumstances where, for sound business reasons, a reallocation of funds may be prudent or necessary, and may vary materially from that set out in the supplement. In addition, management of the Company will have broad discretion with respect to the actual use of the net proceeds from the Underwritten Public Offering. See the risk factors set out in the offering prospectus supplement and the accompanying prospectus (available under the Company profile on www.sedar.com and www.edgar.com) and the documents incorporated by reference therein for further details regarding factors that may cause actual use of proceeds to differ from the intended use of proceeds.

Limited Recourse Loan Facility

As at December 31, 2021, the Company had $75.3 million undrawn and available from the $100 million unsecured, limited recourse, subordinated loan facility (the “Limited Recourse Loan Facility”) provided by Ganfeng, repayable from 50% of Minera Exar’s cash flows and bearing an interest rate of 6-month LIBOR plus 5.5% (subject to an aggregate maximum per annum rate of 10%). The balance drawn under the Limited Recourse Loan Facility of $24.7 million was repaid in full in early 2022 with $75.3 million remaining undrawn and available.

INVESTMENT IN MILLENNIAL

On November 1, 2021, the Company submitted an unconditional offer to acquire all outstanding shares of Millennial at a price of CDN$4.70 per share, payable in a combination of Lithium Americas common shares and cash of CDN$0.001 per Millennial share, for total consideration of approximately $390 million. The offer was accepted by the Board of Directors of Millennial as a “superior proposal” to a previously accepted offer from a third party, and was approved by Millennial shareholders on January 5, 2022. The Company’s acquisition of Millennial closed on January 25, 2022. As a term of the offer, the Company compensated Millennial for $20 million in break fees owed to the third party under a prior acquisition agreement. The Company incurred approximately $0.8 million in transaction costs.

In addition, as precondition to closing, the Company deposited $20 million in an escrow account to satisfy any termination fee payable to Millennial in certain circumstances if the acquisition did not close. The funds were returned to the Company in 2022 after the closing date.

INVESTMENT IN ARENA MINERALS

On July 26, 2021, the Company acquired 42.9 million common shares and 21.5 million share purchase warrants of Arena Minerals in a private placement for total consideration of CDN$6 million (US$4.8 million). Each warrant entitles the holder to acquire one common share of Arena Minerals at CDN$0.25 for a period of 24 months from the date of issuance. Pursuant to the purchase agreement, Lithium Americas has the right (i) to participate in future Arena Minerals financings to maintain its pro rata ownership interest provided the Company maintains at least a 7.5% ownership interest in Arena Minerals; and (ii) to appoint a nominee to the Arena Minerals board of directors if the Company maintains at least a 10% ownership interest in Arena Minerals, which the Company exercised in December 2021 and appointed Ignacio Celorrio to Arena Minerals Board.

On November 24, 2021, the Company purchased an additional 23.4 million common shares of Arena Minerals at a price of CDN$0.54 per share through an alternative market transaction for aggregate consideration of approximately $10 million. The newly acquired shares represented approximately 6.3% of the issued and outstanding common shares of Arena Minerals as of close of market on November 24, 2021. At December 31, 2021, the Company owned approximately 17.4% of the issued and outstanding shares of Arena Minerals.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2021

(expressed in US dollars, unless stated otherwise)

CURRENT SHARE DATA

Issued and outstanding securities of the Company as at the date of this MD&A were as follows:

Common Shares issued and outstanding	134.1 million
Restricted Share Units (RSUs)	2.5 million
Deferred Share Units (DSUs)	0.2 million
Stock Options	1.6 million
Performance Share Units (PSUs)	0.8 million
Fully diluted number of common shares	139.2 million

Each of the classes of convertible securities is convertible to Common Shares on a one-for-one basis, except for PSUs. The number of shares issuable upon vesting of PSUs depends on the performance of the Company’s shares over a pre-determined performance period as compared to a prescribed peer group of companies and can vary from zero to up to two times the number of PSUs granted. See the Company’s latest information circular on SEDAR for further details regarding the method for calculating PSU performance vesting.

RELATED PARTY TRANSACTIONS

Minera Exar, the Company’s equity accounted investee, entered into the following transactions with companies controlled by the family of its President, who is also a director of Lithium Americas:

-

Los Boros Option Agreement, entered into with Grupo Minero Los Boros on March 28, 2016, for the transfer to Minera Exar of title to certain mining properties that comprised a portion of the Caucharí-Olaroz project (refer to Note 6 of the Company’s audited 2021 consolidated financial statements filed on SEDAR).

-	Expenditures under the construction services contract for the Caucharí-Olaroz project with Magna Construcciones S.R.L., were $8.6 million during the year ended December 31, 2021 (on a 100% basis).

During the year ended December 31, 2021, Minera Exar paid director’s fees to its President, who is also a director of the Company, of $74 thousand (2020 - $74 thousand) (on a 100% basis). During the year ended December 31, 2021, the Company paid $0.6 million, of which $0.3 million was paid in cash and $0.3 million in RSUs, to a former director and its former President, South American Operations pursuant to an employment agreement that has since been replaced with a 12-month advisory consulting agreement with a monthly fee of $14 thousand which ended in February 2022.

In early 2022, Minera Exar, entered into a service agreement with a consortium owned 49% by a company controlled by the family of its President, who is also a director of Lithium Americas. The agreement is to service evaporation ponds of Cauchari-Olaroz project, has a term of five years and has a total value over that time period of $94 million.

The amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and have no specific terms of payment.

Transactions with Ganfeng, a related party of the Company by virtue of its position as a shareholder and a lender to the Company, are disclosed in Notes 6, 11 and 22 of the Company’s financial statements for the year ended December 31, 2021 filed on SEDAR.

Compensation of Key Management

Key management includes the directors of the Company and the executive management team. The remuneration of directors and members of the executive management team was as follows (in USD millions):

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2021

(expressed in US dollars, unless stated otherwise)

	December 31, 2021	December 31, 2020
	$	$
Equity compensation	2.0	3.8
Salaries, bonuses, benefits and directors' fees included in general and administrative expenses	2.2	2.7
Salaries, bonuses and benefits included in exploration expenditures	0.4	0.4
Salaries and benefits capitalized to Investment in Cauchari-Olaroz project	0.8	0.8
	5.4	7.7

Amounts due to directors and the executive management team as at December 31, 2021 include $0.2 million due to the independent directors for Q4 2021 directors’ fees and $0.5 million due to the Company’s key executive management, including $0.1 million to the President & CEO, $0.1 million to the Executive Vice Chairman, $0.1 million to the CFO, $0.1 million to the President of North American Operations and $0.1 million to the President, Latin America. Payable to key management consists of the annual short-term bonuses which were paid subsequent to year end 50% in cash and 50% in RSUs. Amounts payable to directors will be settled in Q1 2022: $0.1 million in cash and $0.1 million in DSUs (in USD millions):

	December 31, 2021	December 31, 2020
	$	$
Total due to directors and executive team	0.7	1.7

CONTRACTUAL OBLIGATIONS

As at December 31, 2021, the Company had the following contractual obligations (undiscounted, in USD million):

	2022	2023	2024	2025 and later	Total
	$	$	$	$	$
Convertible senior notes¹	2.7	4.5	4.5	270.1	281.8
Credit facility¹	28.3	-	-	-	28.3
Accounts payable and accrued liabilities	7.3	-	-	-	7.3
Obligations under office leases¹	0.7	1.0	0.9	0.7	3.3
Other obligations¹	0.2	0.2	6.0	-	6.4
Total	39.2	5.7	11.4	270.8	327.1

¹ Include principal and interest/finance charges.

2 Amounts added together may not equal to the total reported for the period due to rounding

The Company’s and the Company’s equity investees’ commitments related to construction activities, royalties, option payments and annual fees to the aboriginal communities are disclosed in Notes 6 and 9 of the Company’s financial statements for the year ended December 31, 2021 (filed on SEDAR), most of which will be incurred in the future if the Company continues to hold the subject property, continues construction or starts production.

FINANCIAL INSTRUMENTS

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

All of the Company’s financial instruments are classified into financial assets and liabilities measured at amortized cost, other than the warrants to purchase Arena Minerals shares and the embedded derivatives in the convertible notes which are carried at fair value . All financial instruments are initially measured at fair value plus, in the case of

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2021

(expressed in US dollars, unless stated otherwise)

items measured at amortized cost, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.

Financial assets are measured at amortized cost if they are held for the collection of contractual cash flows where those cash flows solely represent payments of principal and interest. The Company’s intent is to hold these financial assets in order to collect contractual cash flows. The contractual terms give rise to cash flows on specified dates that are solely payments of principal and interest on the principal amount outstanding.

The Company assesses on a forward-looking basis the expected credit losses associated with its financial assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

The Company and its subsidiaries, as well as its investee Minera Exar, may from time to time make short-term investments into Argentinian government securities, financial instruments guaranteed by Argentinian banks and other Argentine securities. These investments may or may not realize short term gains or losses.

For additional details about the Company’s financial instruments please refer to the Note 20 “Financial instruments” of the Company’s financial statements for the year ended December 31, 2021 available on SEDAR.

OFF-BALANCE SHEET ARRANGEMENTS

The Company’s off-balance sheet arrangements related to its guarantee with respect to the loans provided to Minera Exar are disclosed in Note 22 of the Company’s financial statements for the year ended December 31, 2021.

DECOMMISSIONING PROVISION AND RECLAMATION BOND

The carrying value of the liability for decommissioning that arose to date as a result of exploration activities is $0.3 million for Thacker Pass, as at December 31, 2021. The Company’s $1.4 million reclamation bond payable to the BLM was guaranteed by a third-party insurance company. The current approved reclamation cost estimate for the October 15, 2021 Thacker Pass Plan of Operations is $47.6 million.  Financial assurance is expected to be placed with the agency prior to initiating construction.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Significant areas where judgment is applied, apart from those involving estimations, are:

COVID-19 Uncertainty

In March 2020, the World Health Organization declared a global pandemic related to COVID-19 and the impacts of the pandemic have been significant. The Company is continuing operations while protecting the safety and health of our employees, contractors and the communities in which we operate in accordance with guidance from governments and public health authorities.

During 2021 construction activities at the Caucharí-Olaroz lithium project advanced while strictly complying with COVID-19 protocols developed by Minera Exar and approved by authorities in Jujuy province where the project is located. Construction costs related to the Caucharí-Olaroz lithium project continue to be capitalized in accordance with the Company’s policy, including costs arising from construction of the project during the pandemic such as testing and quarantining of employees, rental of additional camp facilities in order to comply with social distancing requirements, and other additional contractors’ costs as a result of COVID-19 restrictions.

Functional Currency

Items included in the financial statements of the Company and each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which each entity operates (the “functional currency”). Effective January 1, 2021, the functional currency of Lithium Americas changed from the Canadian dollar to the US

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2021

(expressed in US dollars, unless stated otherwise)

dollar as a result of the significant US dollar proceeds from equity offerings and increasing US dollar denominated expenditures. The change in functional currency was accounted for on a prospective basis, with no impact of this change on prior year comparative information.

Impairment of Investments in Associates

The application of the Company’s accounting policy for the impairment assessment of its investments in associates requires judgment to determine whether objective evidence of impairment exists. The investment in Cauchari-Olaroz project comprises the Company’s equity accounted investments in associates, Minera Exar and Exar Capital, which are non-publicly traded equity investees with interests in the underlying Cauchari-Olaroz development project. Therefore, management’s assessment of whether objective evidence of impairment exists includes consideration of whether there have been any events that impact estimated future cash flows (loss events) or information about significant changes with an adverse effect on the investments in associates including (i) significant financial difficulty of the associates; (ii) a breach of contract, such as a default or delinquency in payments by the associates; (iii) changes in the development plan or strategy for the underlying Cauchari-Olaroz development project; or (iv) changes in significant assumptions which drive the valuation of the underlying Cauchari-Olaroz development project including forecasted commodity prices, reserve and resource estimates and capital expenditure requirements. Management has performed an assessment and concluded that no objective evidence of impairment exists as of December 31, 2021.

Impairment of Exploration and Evaluation Assets

The application of the Company’s accounting policy for impairment of exploration and evaluation assets requires judgment to determine whether indicators of impairment exist including information such as, the period for which the Company has the right to explore including expected renewals, whether substantive expenditures on further exploration and evaluation of resource properties are budgeted and evaluation of the results of exploration and evaluation activities up to the reporting date. Management has performed an impairment indicator assessment on the Company’s exploration and evaluation assets and has concluded that no impairment indicators exist as of December 31, 2021

Key Sources of Estimation Uncertainty

Fair value of derivatives

The fair values of financial instruments that are not traded in an active market are determined using valuation techniques. The valuation of the embedded derivative liability required management to make significant estimates. Management uses its judgment to select a method of valuation and makes estimates of specific model inputs that are based on conditions existing at the end of each reporting period.

The valuation of the convertible note embedded derivatives was completed using a partial differential equation method with Monte Carlo simulation that required significant assumptions, including expected traded instruments volatility and credit spread and estimates in relation to other inputs. Refer to Note 10 for further details on the methods and assumptions associated with measurement of the convertible note embedded derivatives.

NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS

The Company adopted Interest Rate Benchmark Reform - Phase 2: Amendments to IFRS 9, IAS 39, IFRS 4 and IFRS 16 (the "Phase 2 Amendments") effective on January 1, 2021. Interest rate benchmark reform ("Reform") refers to a global reform of interest rate benchmarks, which includes the replacement of some interbank offered rates with alternative benchmark rates.

The Phase 2 Amendments provide a practical expedient requiring the effective interest rate to be adjusted when accounting for changes in the basis for determining the contractual cash flows of financial assets and liabilities that relate directly to the Reform, rather than applying modification accounting which might have resulted in a gain or loss. In addition, the Phase 2 Amendments require disclosures to assist users in understanding the effect of the

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2021

(expressed in US dollars, unless stated otherwise)

Reform on the Company's financial instruments and risk management strategy. The Company’ senior Credit Facility and Limited Recourse Loan Facility as defined in Note 11 are indexed to London interbank offered rates ("LIBOR"). The Senior Credit Facility was fully repaid in December 2021 and the Limited Recourse Loan Facility was fully repaid subsequent to year-end.

RISKS AND UNCERTAINTIES

The Company’s operations and results are subject to a number of different risks at any given time. These factors include but are not limited to risks regarding exploration and development, financing and dilution, project delays, estimation of mineral reserves, mineral resources and costs, commissioning, permitting, property title, share price volatility, operating hazards, insurable risks and limitations of insurance, key personnel, political, foreign country and regulatory requirements, litigation, currency fluctuations, commodity demand and pricing, environmental regulation, water rights and usage, emissions, cybersecurity and other risks.  Mining development and exploration involves a high degree of risk.  The cost of conducting development and exploration programs may be substantial and the likelihood of success is difficult to assess. The Company seeks to counter this risk to the extent possible by selecting exploration areas on the basis of their recognized geological potential to host economic deposits.

A summary of the Company’s exposure to risk from financial instruments is provided in Note 20 of the Company’s December 31, 2021 audited consolidated financial statements.

The following are risk factors that the Company’s management believes are most important in the context of the Company’s business. It should be noted that this list is not exhaustive and that other risk factors may apply.  Additional risks are disclosed in the Company’s AIF, which is available on SEDAR at www.sedar.com.

Risks Related to Resource Development

Cauchari-Olaroz Project Commercial Production Risk

The Company and Ganfeng continue to actively oversee Minera Exar’s advancement of the construction, procurement and engineering at the Cauchari-Olaroz Project. It is common in new mining operations to experience unexpected costs, problems and delays during construction, commissioning and mine start-up. Most, if not all, projects of this kind suffer delays during these periods due to numerous factors, including late delivery of supplies and equipment, skilled labour shortages, adverse weather conditions, equipment failures, design or engineering failures, delays in delivery of funding, the rate at which expenditures are incurred, scheduling delays, and delays in obtaining the required permits or approvals. Many of these risks are described in further detail in other risk factors in this MD&A.  Any of these factors could result in changes to economic returns or cash flow estimates of the project or have other negative financial implications. There is no assurance that the Cauchari-Olaroz Project will commence commercial production on schedule, or at all, or that Minera Exar’s activities will result in profitable mining operations. If the Company is unable to develop the Cauchari-Olaroz Project into a commercial operating mine, its business and financial condition will be materially adversely affected.

Further, the Cauchari-Olaroz Project is designed to produce battery-grade lithium carbonate. This requires sensitive chemical processing that can be difficult to produce on a commercial scale and involves additional complexities compared to the commissioning process for other types of mineral production operations. There are substantial price differentials for lithium products that meet battery-grade specifications and those that do not. If Minera Exar is unable to commercially produce lithium carbonate to a purity and performance level that meets battery-grade specifications, a reduction in revenues is expected as the pricing for non-battery grade lithium is generally lower as compared to battery-grade products.

Cauchari-Olaroz Construction Risk

The Cauchari-Olaroz Project is under construction. Construction timelines and costs are subject to a significant amount of variance due to a number of different factors, including, but not limited to, the availability of labour, supplies and equipment, the performance of suppliers and contractors, changes to designs or construction plans, weather conditions, any workforce accommodations, shipping delays, and the timing for permitting and other government approvals. Many of these risks are described in further detail in other risk factors in this MD&A. Minera

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2021

(expressed in US dollars, unless stated otherwise)

Exar has experienced delays in the scheduled construction completion date of the Cauchari-Olaroz Project and there is a risk that it may do so again. In addition, costs of construction are dependent on the accuracy of prior estimates, and are prone to cost overruns. Minera Exar has increased the capital expenditure estimate for construction of the Cauchari-Olaroz Project and there is a risk of future increases as Minera Exar nears the final stages of construction. Changes to construction timelines and costs could have a significant effect on the financial prospects of the Cauchari-Olaroz Project and the Company.

Cauchari-Olaroz Operations Risk

The Cauchari-Olaroz Project is located at 3,800 m above sea level, and its process relies on natural phenomena for the concentration of the brine. Natural seasonal variation in climactic conditions can result in brine composition changes, and the productivity of the concentration process. Careful management through on-going monitoring of current conditions and forecasting based on historic data and ranges is used to manage the impact of seasonality and climate change on brine concentration levels.

The production operation requires multiple specialized functions and management of operating risk for the successful first-start, operation and maintenance of the site. Pond harvesting operations will allow for continued operations of the ponds and improved recovery but can result in damage to the pond systems. The lithium carbonate plant uses flammable solvents and natural gas for certain utilities and process operations.  The risks associated with utilities and processing methods could result in loss of operating volume. The initial start up of operations at site has an elevated risk versus normal operations. Additional support from equipment vendors, specialists, operating reviews and first-response training are being used to manage that risk, nevertheless to the extent that these risks are realized it would result in decreased performance of the project and reduce the financial return from the operation.

Thacker Pass Project Development Risk

The Company is working on additional steps to optimize the Thacker Pass Project and update its assessment of the project’s financial viability as part of its preparation of a proposed feasibility study. These considerations depend on multiple factors, including: the attributes of the deposit, such as size and grade; proximity to available infrastructure; economics for new infrastructure; market conditions for battery-grade lithium products; processing methods and costs; and government permitting and regulations. The Company has undertaken a substantial amount of preparatory work, testing and analysis on the Thacker Pass Project since it filed the PFS in 2018. This work has resulted in numerous adjustments to the development and operating plans set out in the PFS, as the Company has refined its understanding of the project. This factor, combined with the impact of market and economic factors since the PFS was filed in 2018, means that the feasibility study will include substantive changes to the project engineering and design, process chemistry, mine plan, estimates of capital and operating costs, and estimated economic return compared to those set out in the PFS. It is expected that there will be a material increase in capital expenditures compared to that set forth in the PFS, along with significant increases in operating costs.

As part of the work to prepare the feasibility study, the process chemistry and parameters of a potential mine development plan will be tested by a new integrated process testing facility expected to be in operation in Q2 2022. The integrated process testing facility will support ongoing optimization work for the Thacker Pass Project, confirm certain assumptions in the design and operational parameters and provide product samples for potential customers. The work to refine the process chemistry and optimize the mine development plan for the feasibility study could result in a substantial change in the financial viability of the project. Even if the feasibility study continues to support a commercially viable project, there are many additional factors that could impact the project’s development, including terms and availability of financing, cost overruns, litigation or administrative appeals concerning the project, delays in development, and any permitting changes, among other factors. The Thacker Pass Project is also subject to the development and operational risks described elsewhere in this MD&A. Accordingly, there can be no assurance that the Company will complete development of the Thacker Pass Project. If the Company is unable to develop the Thacker Pass Project into a commercial operating mine, its business and financial condition could be materially adversely affected.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2021

(expressed in US dollars, unless stated otherwise)

Product Price Risk

The ability to generate profitable operations on the Cauchari-Olaroz Project and the Thacker Pass Project, if and to the extent the projects are developed and enter commercial operation, will be significantly affected by changes in the market price of lithium-based end products, such as lithium carbonate and lithium hydroxide. The market price of these products fluctuates widely and is affected by numerous factors beyond the Company’s control, including world supply and demand, pricing characteristics for alternate energy sources such as oil and gas, government policy and laws, interest rates, the rate of inflation and the stability of currency exchange rates. Such external economic factors are influenced by changes in international investment patterns, various political developments and macro-economic circumstances. Furthermore, the price of lithium products is significantly affected by their purity and performance, and by the specifications of end-user battery manufacturers. If the products produced from the Company’s projects do not meet battery-grade quality and/or do not meet customer specifications, pricing will be reduced from that expected for battery-grade product. In turn, the availability of customers may also decrease. The Company may not be able to effectively mitigate against pricing risks for its products. Depressed pricing for the Company’s products will affect the level of revenues expected to be generated by the Company, which in turn could affect the value of the Company, its share price and the potential value of its properties.

Pandemic Risks

The Company is reliant on people, including its managers, employees, contractors and external consultants in all aspects of its operations. As such, the effects of health emergencies and pandemics such as the global COVID-19 pandemic could have a material adverse effect on the Company’s operations. The advancement of the Company’s development-stage projects has been impacted by the COVID-19 pandemic, which continues to create uncertainties as new variants emerge. Although the Company has developed a business continuity plan to continue operations in Canada, the United States and Argentina, the Company may be faced with declines in workforce availability from time to time as a result of changing conditions stemming from the fluidity of the COVID-19 pandemic. The same is true of other health emergencies that may emerge from time to time. This may have a negative impact on productivity, projected timelines and costs to develop our projects.

The spread of COVID-19 has resulted in tightening and loosening of government controls, declarations of states of emergency, travel bans, limitations and restrictions on commercial activity, and temporary business closures. Such conditions along with the effects of illness on our workforce have periodically had a negative impact on productivity at the Company’s operations, as on site capacity limitations were put in place at our offices and project sites and some parts of the workforce transitioned to working from home.

In 2021, COVID-19 impacted the construction program for the Cauchari-Olaroz Project and has delayed the completion timeline for the project, with construction continuing to advance and commissioning expected to commence in the second half of 2022. This is due in part to reduced output resulting from enhanced safety protocols, reduced capacity on site, and procurement delays caused by global supply chain disruptions. There is a risk that these and other factors related to COVID-19 such as resurgences and new variants, may continue to affect the Company’s operations, including the timeline for completion of the Cauchari-Olaroz Project and commencement of commercial production.

The spread of COVID-19 has adversely affected and may have further adverse effects on the Company’s performance, as well as its ability to successfully execute its operations, business strategies and initiatives. The full extent to which COVID-19 impacts the Company’s business, operations, financial position, results of operations and prospects is highly uncertain and will depend on numerous evolving factors that the Company may be unable to accurately predict or assess, including, but not limited to, the severity, extent and duration of the pandemic or any resurgences in the future, the effectiveness of vaccination and booster shot campaigns around the globe, the impacts of ongoing supply chain disruptions, inflationary pressures and changing economic conditions, and the continued governmental, business and individual actions taken in response to the pandemic. Impacts related to COVID-19 are expected to continue to pose risks to the Company’s business for the foreseeable future, heighten many of the other risks and uncertainties identified in this MD&A, and could have a material adverse impact on the Company’s business, operations, financial position, results of operations or prospects in a manner that is difficult to predict.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2021

(expressed in US dollars, unless stated otherwise)

Co-Ownership Risks

The Company holds a 44.8% interest in the Cauchari-Olaroz Project, which it co-owns with Ganfeng who holds a 46.7% interest, with JEMSE holding an 8.5% interest. This arrangement is subject to the risks normally associated with the conduct of joint ownership structures. These include the following: disagreements between the parties as to project development and operating matters; the inability of any or both parties to meet contractual obligations under the relevant agreements, such as funding requirements, or to third parties; and disputes or litigation between the parties regarding budgets, development activities, reporting requirements and other matters. The occurrence of any such matters could have a material adverse impact on the Company and the viability of its interests in the Cauchari-Olaroz Project, Minera Exar, the operating company for the Cauchari-Olaroz Project, and other subsidiaries through which the Company holds and funds its interest in the project. This in turn could have a material adverse impact on the Company’s business prospects, results of operations and financial condition.

As a result of closing the 2020 Cauchari Transaction, the Company holds a minority interest in the Cauchari-Olaroz Project relative to Ganfeng. Although the Company reached an agreement with Ganfeng for fulsome minority protections under the Amended Shareholders Agreement such that various significant business decisions will require the Company’s consent, there may be circumstances where Ganfeng could make decisions that the Company disagrees with, or that could materially adversely affect the Company. In addition, the JEMSE acquired an 8.5% interest in the project pursuant to the JEMSE Option Agreement in April 2021, which increased the potential risks relating to the co-ownership arrangement on the Cauchari-Olaroz Project.

The Company is investigating options to finance its Thacker Pass Project, which include a potential partnership. To the extent that the Company completes any such partnership transaction, the arrangements with that partner will also be subject to all of the risks relating to joint ownership arrangements, similar to those set out above regarding the Cauchari-Olaroz Project.

Lithium Market Growth Uncertainty

The development of lithium operations at the Cauchari-Olaroz Project and the Thacker Pass Project is highly dependent upon the currently projected demand for and uses of lithium-based end products. This includes lithium-ion batteries for electric vehicles and other large format batteries that currently have limited market share and whose projected adoption rates are not assured. To the extent that such markets do not develop in the manner contemplated by the Company, then the long-term growth in the market for lithium products will be adversely affected, which would inhibit the potential for development of the projects, their potential commercial viability and would otherwise have a negative effect on the business and financial condition of the Company. In addition, as a commodity, lithium market demand is subject to the substitution effect in which end-users adopt an alternate commodity as a response to supply constraints or increases in market pricing. To the extent that these factors arise in the market for lithium, it could have a negative impact on overall prospects for growth of the lithium market and pricing, which in turn could have a negative effect on the Company and its projects.

Acquisitions, Integration and Dispositions Risks

From time to time the Company examines opportunities to acquire and/or develop new lithium projects, assets and businesses, including the recent acquisition of Millennial Lithium. Any acquisition and/or development that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations, and may expose the Company to new geographic, political, operating, financial, geological, integration and regulatory risks. The Company’s success in its acquisition and/or development activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition or development, and integrate the acquired operations successfully with those of the Company.

Any acquisitions and/or developments would be accompanied by risks, including the particular attributes of the Mineral Resources and Mineral Reserves and the political, regulatory, design, construction, labour, operating, technical, and technological risks associated with the acquisition target, as well as uncertainties relating to the availability and cost of capital, future lithium prices, foreign currency rates. Furthermore, there may be a significant change in commodity prices after the Company has committed to complete the transaction and established the purchase price or exchange ratio, available Mineral Resources and Mineral Reserves may prove to be below expectations, the Company may have difficulty integrating and assimilating the operations and personnel of any

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2021

(expressed in US dollars, unless stated otherwise)

acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization, the integration of the acquired business or assets may disrupt the Company’s ongoing business and its relationships with employees, customers, suppliers and contractors, and the acquired business or assets may have unknown liabilities which may be significant. The integration of acquired businesses may require substantial management effort, time and resources and may divert management’s focus from other strategic opportunities and operational matters.

In the event that the Company chooses to raise debt capital to finance any such acquisition or development, the Company’s leverage will be increased. If the Company chooses to use equity as consideration for such acquisition or development, existing shareholders may experience dilution. Alternatively, the Company may choose to finance any such acquisition or development with its existing resources, which will limit the Company’s ability to invest such resources in its existing business.

There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions or developments.

As a result of its acquisitions, the Company has assumed liabilities and risks. While the Company conducts due diligence with respect to acquisitions of businesses and assets, there may be liabilities or risks, including liabilities related to the prior operation of the business acquired, that the Company failed, or was unable, to discover in the course of performing its due diligence investigations, which may be significant. Any such liabilities, individually or in the aggregate, could have a material adverse effect on the Company’s business, financial condition and results of operations.

If the Company decides to sell certain assets or projects, it may encounter difficulty in finding buyers or executing alternative exit strategies on acceptable terms in a timely manner, which could delay the accomplishment of its strategic objectives. For example, delays in obtaining tax rulings and regulatory approvals or clearances, and disruptions or volatility in the capital markets may impact the Company’s ability to complete proposed dispositions. Alternatively, the Company may dispose of a business at a price or on terms that are less than it had anticipated. After reaching an agreement with a buyer or seller for the disposition of a business, the Company may be subject to necessary regulatory and governmental approvals on acceptable terms as well as satisfaction of pre-closing conditions, which may prevent the Company from completing the transaction. Dispositions may impact the Company’s production, mineral reserves and resources and its future growth and financial conditions. Despite the disposition of divested businesses, the Company may continue to be held responsible for actions taken while it controlled and operated the business. Dispositions may also involve continued financial involvement in the divested business, such as through continuing equity ownership, guarantees, indemnities or other financial obligations. Under these arrangements, performance by the divested businesses or other conditions outside the Company’s control could affect its future financial results.

Permitting Risks

Although the Company has obtained all key permits for the Thacker Pass Project and the Cauchari-Olaroz Project for an initial stage of development of those projects, there can be no certainty that current permits will be maintained, permitting changes such as changes to the mine plan or increases to planned capacity will be approved, or additional local, state or provincial permits or approvals required to carry out development and production at the Cauchari-Olaroz Project and Thacker Pass Project will be obtained, projected timelines for permitting decisions to be made will be met, or the projected costs of permitting will be accurate.

In addition, there is the risk that existing permits will be subject to challenges of regulatory administrative process, and similar litigation and appeal processes. A current challenge regarding the administrative process conducted by the BLM to grant the Thacker Pass ROD is currently underway in federal court in the United States, the outcome of which is not expected until Q3 2022, and a regulatory appeal of a state environmental Water Pollution Control Permit was recently filed. Litigation and regulatory review processes can result in lengthy delays, with uncertain outcomes. Such issues could impact the expected development timelines of the Company’s projects and consequently have a material adverse effect on the Company’s prospects and business.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2021

(expressed in US dollars, unless stated otherwise)

Novel Deposit Risk

The processes contemplated by the Company for production of lithium carbonate from a sedimentary deposit such as that of the Thacker Pass Project have not yet been demonstrated at commercial scale. To mitigate this risk, the Company is developing a new integrated process testing facility in Reno, Nevada to test the process chemistry. However, there are risks that such testing will not demonstrate the process chemistry or if it is demonstrated that it will not be demonstrated at scale, efficiencies of recovery and throughout capacity will not be met, or that scaled production will not be cost effective. In addition, the novel nature of the deposit could result in unforeseen costs, additional changes to the process chemistry and engineering, and other unforeseen circumstances that could result in additional delays to develop the project or increased capital or operating costs from those estimated in the Thacker Pass TR, which could have a material adverse effect on the development of the Thacker Pass Project.

Geopolitical Factors

The Company’s business is international in scope, with its incorporating jurisdiction and head office located in Canada, its projects located in Argentina and the United States, its interests in the projects held through intermediary jurisdictions and with Ganfeng, its joint venture partner for the Cauchari-Olaroz Project and a significant shareholder of the Company, based in China. In recent years there has been a substantial increase in political tensions among many jurisdictions, including between the United States and China. This political tension is particularly acute in respect of lithium, which has been identified as a ‘critical mineral’ in these jurisdictions and is the subject of increasingly active industrial policy. There is a risk that the Company’s connection to conflicting jurisdictions will have a negative impact on its ability to advance its business, including becoming subject to restrictions arising from industrial policies, a reduced ability to obtain financing and impediments to obtaining government approvals, all of which could have a material adverse impact on the Company.

Conflict in Ukraine and International Response

The recent outbreak of hostilities in Ukraine, and the accompanying international response including economic sanctions, has been extremely disruptive to the world economy, with increased volatility in commodity markets, including higher oil and gasoline prices, international trade and financial markets, all of which have a trickle-down effect on supply chains, equipment and construction. There is substantial uncertainty about the extent to which this conflict will continue to impact economic and financial affairs, as the numerous issues arising from the conflict are in flux and there is the potential for escalation of the conflict both within Europe and globally. There is a risk of substantial market and financial turmoil arising from the conflict which could have a material adverse effect on the economics of the Company’s projects, and the Company’s ability to operate its business and advance project development.

Project Management Risks

The Company is concurrently overseeing the advancement of two major lithium projects, including the Company’s wholly-owned Thacker Pass Project that is in the development planning stage, with a focus on work to prepare a feasibility study, and the co-owned Cauchari-Olaroz Project, which is under construction and that the Company’s management oversees through its participation on the Minera Exar Shareholders Committee. The Company will also prepare a development plan for the recently acquired Pastos Grandes Project in Argentina. Work to advance these projects requires the dedication of considerable time and resources by the Company and its management team. The advancement of several major resource projects concurrently brings with it the associated risk of strains arising on managerial, human and other resources. The Company’s ability to successfully manage each of these processes will depend on a number of factors, including its ability to manage competing demands on time and other resources, financial or otherwise, and successfully retain personnel and recruit new personnel to support its growth and the advancement of its projects.

Project Funding Risk

The Company wholly-owns a mineral property in the United States. The Company also has property interests in Argentina, through its co-ownership interest in Minera Exar and the acquisition of mineral properties held by Millennial Lithium, exposing it to the laws governing the mining industry in those countries. The co-ownership arrangement for the Cauchari-Olaroz Project is with Ganfeng, exposing it to the laws, regulations, policies and other

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2021

(expressed in US dollars, unless stated otherwise)

directives governing investments, capital lending and other financial activities by Chinese entities. Changes, if any, in mining, investment or other applicable policies or shifts in political attitude in any of the jurisdictions in which the Company (and in respect of Cauchari-Olaroz, Ganfeng) operates, or towards such political jurisdictions, may adversely affect the Company’s operations or profitability and may affect the Company’s ability to fund its ongoing expenditures at its projects. Regardless of the economic viability of the properties in which the Company holds interests, and despite being beyond the Company’s control, such political changes could have a substantive impact on the Company that may prevent or restrict mining of some or all of any deposits on the Company’s properties, including the financial results therefrom.

Emerging Market Risks

The Company’s 44.8% interest in Minera Exar and its recently acquired Pastos Grandes Project expose it to risks associated with operating in an emerging market such as Argentina. Investments in emerging markets generally pose a greater degree of risk than investments in more mature market economies because the economies in the developing world are more susceptible to destabilization resulting from domestic and international developments. The Company’s 44.8% interest in Minera Exar exposes it to heightened risks related to prevailing political and socioeconomic conditions in Argentina, which have historically included, but are not limited to: high rates of inflation; military repression; social and labour unrest; violent crime; civil disturbance; extreme fluctuations in currency exchange rates; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; changes in taxation policies; underdeveloped industrial and economic infrastructure; unenforceability of contractual rights; restrictions on foreign exchange and repatriation; and changing political norms, currency controls and governmental regulations that favour or require the Company to award contracts in, employ citizens of, or purchase supplies from, a particular jurisdiction. As an example, in May 2012, a previous government of Argentina re-nationalized YPF, the country’s largest oil and gas company. There can be no assurance that further nationalizations of private businesses operating in the country will not occur. The Company has not purchased any “political risk” insurance coverage and currently has no plans to do so.

Argentinean regulators have broad authority to shut down and/or levy fines against operations that do not comply with regulations or standards. In addition to factors such as those listed above, the Company’s development and potential future mining activities in Argentina may also be affected in varying degrees by government regulations with respect to restrictions on production, price controls, foreign exchange controls, export controls, taxes, royalties, environmental legislation and mine safety.  Such risks are more acute with the election of President Alberto Fernandez in 2019. In September 2019, the government of Argentina introduced a series of capital controls and foreign exchange regulations. To date, these controls and regulations have included, but are not limited to, requirements for proceeds of exports to be repatriated at the applicable exchange rate; restrictions on payments of dividends without the approval of the Central Bank of Argentina; and restrictions on debt from foreign lenders, unless such debt is brought into Argentina at the applicable exchange rate. Such existing controls could be increased or expanded from time to time, or new, more onerous regulations could be introduced at any time.  Historically, such capital controls and foreign exchange regulations have had broad impact, including limitations on imports, and at times, nationalization of privately-held businesses.  Regardless of the economic viability of the properties in which the Company holds an interest, and despite being beyond the Company’s control, such factors thus may prevent or restrict mining of some or all of any deposits which the Company may find on its properties.

Government authorities in emerging market countries often have a high degree of discretion and at times appear to act selectively or arbitrarily, without hearing or prior notice, and sometimes in a manner that may not be in full accordance with the law or that may be influenced by political or commercial considerations. Unlawful, selective or arbitrary governmental actions could include denial or withdrawal of licences, sudden and unexpected tax audits, forced liquidation, criminal prosecutions and civil actions. Although unlawful, selective or arbitrary government action may be challenged in court, any such action, if directed at the Company or its shareholders, could have a material adverse effect on the Company’s business, results of operations, financial condition and future prospects.

Companies operating in emerging markets are subject from time to time to the illegal activities of others, corruption or claims of illegal activities. Often in these markets the bribery of officials remains common, relative to developed markets. Social instability caused by criminal activity and corruption could increase support for renewed central authority, nationalism or violence and thus materially adversely affect the Company’s ability to conduct its business effectively. Such activities have not had a significant effect on the Company’s operations to date; however, there can be no assurance that they will not in the future, in which case regulators could potentially restrict the Company’s operations or business, which could impact its financial condition, results of operations and future prospects. The

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2021

(expressed in US dollars, unless stated otherwise)

Company’s value and share price could also be adversely affected by the illegal activities of others, corruption or by claims, even if groundless, implicating the Company in illegal activities.

To manage the economic, political, legal, or social risks of operating in an emerging market, the Company continuously monitors the aforementioned factors by means of local management who also receive support from external service providers with relevant expertise and experience while dealing with these risks. Furthermore, the Board and the Company receive regular updates from local management and have an oversight role in order to ensure that these potential risks are efficiently addressed. Investors in emerging markets should be aware that these markets are subject to greater risk than more developed markets, including in some cases significant legal, fiscal, economic and political risks. Accordingly, investors should exercise particular care in evaluating the risks involved in an investment in the Company and must decide for themselves whether, in light of these risks, their investment is appropriate. Generally investing in emerging markets is suitable only for sophisticated investors who fully appreciate the significance of the risks involved.

No History of Mining Operations

The Company is in the process of completing construction of its first resource development project, and has no prior history of completing the development of a mining project or conducting mining operations. The future development of properties found to be economically feasible will require the construction and operation of mines, processing plants and related infrastructure. While certain members of management have mining development and operational experience, the Company does not have any such experience as a collective organization. As a result of these factors, it is difficult to evaluate the Company’s prospects, and the Company’s future success is more uncertain than if it had a proven history.

Risks of New Development and Mining Operations

The Company is and will continue to be subject to all risks inherent with establishing new mining operations including: the time and costs of construction of mining and processing facilities and related infrastructure; the availability and costs of skilled labour and mining equipment and supplies; the need to obtain necessary environmental and other governmental approvals, licenses and permits, and the timing of the receipt of those approvals, licenses and permits; the availability of funds to finance construction and development activities; potential opposition from non-governmental organizations, indigenous peoples, environmental groups or local groups which may delay or prevent development activities; and potential increases in construction and operating costs due to various factors, including changes in the costs of fuel, power, labour, contractors, materials, supplies and equipment.

It is common in new mining operations to experience unexpected costs, problems and delays during construction, commissioning and mine start-up. In addition, delays in the early stages of mineral production often occur. Accordingly, the Company cannot provide assurance that its activities will result in profitable mining operations at its mineral properties.

Risks of Cost Estimations and Negative Operating Cash Flows

Capital costs, operating costs, production and economic returns, and other estimates may differ significantly from those anticipated by the Company’s current estimates, and there can be no assurance that the Company’s actual capital, operating and other costs will not be higher than currently anticipated. The Company’s actual costs and production may vary from estimates for a variety of reasons, including, but not limited to: lack of availability of resources or necessary supplies or equipment; inflationary pressures flowing from global supply chain shortages and increased transportation costs due to the ongoing global COVID-19 pandemic, which in turn are causing increased costs for supplies and equipment; increasing labour and personnel costs; unexpected construction or operating problems; cost overruns; lower than expected realized lithium prices; lower than expected ore grade; revisions to construction plans; risks and hazards associated with mineral production; natural phenomena; floods; unexpected labour shortages or strikes; general inflationary pressures (such as those that would reduce the effective return of previous payments made by the Company related to Value Added Tax) and interest and currency exchange rates. Many of these factors are beyond the Company’s control and could have a material effect on the Company’s operating cash flow, including the Company’s ability to service its indebtedness.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2021

(expressed in US dollars, unless stated otherwise)

Operating Risks

The Company’s operations are subject to all of the hazards and risks normally incidental to the exploration for, and the development and operation of, mineral properties. The Company has implemented comprehensive health and safety measures designed to comply with government regulations and protect the health and safety of the Company’s workforce in all areas of its business. The Company also strives to comply with environmental regulations in its operations. Nonetheless, mineral exploration, development and exploitation involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Unusual or unexpected formations, formation pressures, fires, power outages, shutdowns due to equipment breakdown or failure, aging of equipment or facilities, unexpected maintenance and replacement expenditures, human error, labour disruptions or disputes, inclement weather, higher than forecast precipitation, flooding, shortages of water, explosions, releases of hazardous materials, deleterious elements materializing in mined resources, tailings impoundment failures, cave-ins, slope and embankment failures, landslides, earthquakes, industrial accidents and explosions, protests and other security issues, and the inability to obtain adequate machinery, equipment or labour due to shortages, strikes or public health issues such as pandemics, are some of the risks involved in mineral exploration and exploitation activities, which may, if as either a significant occurrence or a sustained occurrence over a significant period of time, result in a material adverse effect. The Company expects to rely on third-party owned infrastructure in order to successfully develop and operate its projects, such as power, utility and transportation infrastructure. Any failure of this infrastructure without adequate replacement or alternatives may have a material impact on the Company.

There are also operational risks particular to production levels at the Cauchari-Olaroz Project. Similar to solid rock deposits, production from brine-recovery projects may be less than in situ volume or grade-based estimates. In the case of brine-recovery projects, the primary extractability limitations are related to low permeability zones, from which brine does not readily flow. A possible analogy in solid rock deposits may be high grade zones for which recovery is not economically feasible due to surrounding lower grade materials. As such, actual production from brine-recovery projects may be less than in situ grades or quantities. Similarly for the Thacker Pass Project, ore grade or type (i.e. smectite vs. illite) may be lower quality than expected, which may result in actual production levels being lower than nameplate capacity.

Risks from Changing Regulations and Laws

Changes to government laws and regulations may affect the development of the Cauchari-Olaroz Project and Thacker Pass Project. Such changes could include laws relating to taxation, royalties, the repatriation of profits, restrictions on production, export controls, environmental, biodiversity and ecological compliance, mine development and operations, mine safety, permitting and numerous other aspects of the business.

Provincial governments of Argentina have considerable authority over exploration and mining in their province, and there are Argentinean provinces where the provincial government has taken an anti-mining stance by passing laws to curtail or ban mining in those provinces. The Company believes the current provincial governments of Jujuy Province, where the Cauchari-Olaroz Project is situated, and of Salta Province, where the Pastos Grandes Project is located, are supportive of the exploration and mining industry generally, and the Cauchari-Olaroz Project and Pastos Grandes Project in particular. JEMSE, the Jujuy government’s mining company, acquired an 8.5% equity interest in Minera Exar in April 2021 pursuant to the JEMSE Option Agreement, and is to pay for this interest from future dividends payable to JEMSE by Minera Exar. The JEMSE 8.5% interest fulfils an obligation on lithium projects to contribute to the general development of the Province of Jujuy, which is required by Province of Jujuy Decree-Agreement 7592 and ancillary provincial regulations. Nevertheless, the political climate for mineral development can change quickly, and there is no assurance that such sentiments will continue in the future.

Environmental Risks and Regulations

The Company must comply with stringent environmental regulation in the United States and Argentina. Such regulations relate to many aspects of the Company’s project operations, including but not limited to water usage and water quality, air quality and emissions, reclamation requirements, biodiversity such as impacts on flora and fauna, disposal of any hazardous substances and waste, tailings management and other environmental impacts associated with its development and proposed operating activities.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2021

(expressed in US dollars, unless stated otherwise)

Environmental regulations are evolving in a manner that is expected to require stricter standards and enforcement, increased fines and penalties for non‐compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Applicable environmental laws and regulations may require enhanced public disclosure and consultation. It is possible that a legal protest could be triggered through one of these requirements or processes that could delay development activities. No assurance can be given that new environmental laws and regulations will not be enacted or that existing environmental laws and regulations will not be applied in a manner that could limit or curtail the Company’s development programs. Such changes in environmental laws and regulations and associated regulatory requirements could delay and/or increase the cost of exploration and development of the Cauchari-Olaroz Project and the Thacker Pass Project.

Tailings are a potential environmental risk for the Company as it moves toward production. Tailings are the materials remaining after a target mineral, such as lithium, is extracted from the ore. Tailings management is subject to regulatory requirements and industry best practice standards, as there are a number of environmental risks and water usage requirements associated with them. Given the locations of the properties under development, which are in arid, generally flat, and less populated regions of Nevada and Argentina, and the design of the mine plans and processes to manage waste and water for the Thacker Pass Project and the Cauchari-Olaroz Project, the Company believes that many of the risks associated with tailings management will be mitigated for the projects. At the Cauchari-Olaroz Project, the tailings consist of salt harvested from the evaporation ponds and process facility. These salts are dry from the harvesting process and the plant process. Tailings generated at the Cauchari-Olaroz Project and the Thacker Pass Project will be filtered and dry-stacked, which generally has fewer risks and environmental impacts than other tailings management methods. Nonetheless, risks associated with tailings cannot be completely eliminated. Certain risks such as the potential failure of water diversion and water impoundment structures, a weather event exceeding the capacities of water diversion and water impoundment structures, and the failure of the dry-stack impoundments, will continue to exist. The occurrence of any of these events, some of which are heightened risks given the potential effects of climate change, could result in significant impacts to property and the environment. This in turn could restrict operations, result in additional remediation and compliance costs, trigger investigations by regulatory authorities, and have a material adverse effect on the Company’s planned operations and financial condition.

The Company has completed previous mining for small amounts of clay on a portion of the lands comprising the Thacker Pass property in connection with its former organoclay business, which had an environmental impact on the property. Although the Company has completed reclamation work on the property to address such environmental impacts, there can be no assurance that additional environmental liability will not arise in the future.

Insurance Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, risks related to operational and environmental incidents may occur. Although the Company maintains insurance to protect against certain risks associated with its business, insurance may not be available to insure against all such risks, or the costs of such insurance may be uneconomic. The Company may also elect not to obtain insurance for other reasons. Insurance policies maintained by the Company may not be adequate to cover the full costs of actual liabilities incurred by the Company, or may not be continued by insurers for reasons not solely within the Company’s control. The Company maintains liability insurance in accordance with industry standards. However, losses from uninsured and underinsured liabilities have the potential to materially affect the Company’s financial position and prospects.

Mineral Tenure Risk

The U.S. Mining Act and other federal and state laws govern the Company’s ability to develop, mine and process the minerals on the unpatented mining claims that form the Thacker Pass Project, which are locatable under the U.S. Mining Act. There can be no assurance of title to any of the Company’s property interests, or that such title will ultimately be secured. The Company’s property interests may also be subject to prior unregistered agreements or transfers or other land claims, and title may be affected by undetected defects and adverse laws and regulations.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2021

(expressed in US dollars, unless stated otherwise)

The Company cannot guarantee that the validity of its unpatented mining claims will not be contested by the United States. A successful contest of the unpatented mining claims could result in the Company being unable to develop minerals on the contested unpatented mining claims or being unable to exercise its rights as the owner or locater of the unpatented mining claims.

The Company must apply for and obtain approvals and permits from federal and state agencies to conduct exploration, development and mining on its properties. Although the Company has applied for and has received, or anticipates receipt of, such approvals and permits, there is no assurance that the Company’s rights under them will not be affected by legislation or amendment of regulations governing the approvals and permits, or that applicable government agencies will not seek to revoke or significantly alter the conditions of the applicable exploration and mining approvals or permits, or that they will not be challenged or impugned by third parties.

Risks of Competitive Industry

The mining industry is competitive in all of its phases and requires significant capital, technical resources, personnel and operational experience to effectively compete. Because of the high costs associated with exploration, the expertise required to analyze a project’s potential and the capital required to develop a mine, larger companies with significant resources may be in a position to compete for such resources and capital more effectively than the Company.

Competition is also intense for mining equipment, supplies, qualified service providers and personnel in all jurisdictions where the Company operates. If qualified expertise cannot be sourced and at cost effective rates in Argentina, Canada and the United States, the Company may need to procure those services elsewhere, which could result in additional delays and higher costs to obtain work permits, particularly in Argentina and during the global COVID-19 pandemic.

As a result of such competition, the Company may be unable to maintain or acquire financing, retain existing personnel or hire new personnel, or maintain or acquire technical or other resources, supplies or equipment, all on terms it considers acceptable to complete the development of its projects.

Health and Safety Risks

The mineral exploration, development and production business carries an inherent risk of liability related to worker health and safety, including the risk of government-imposed orders to remedy unsafe conditions, potential penalties for contravention of health and safety laws, requirements for permits and other regulatory approvals, and potential civil liability. Compliance with health and safety laws, and any changes to such laws, and the requirements of applicable permits and other regulatory requirements remains material to the Company’s business. The Company may become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health and safety matters. The occurrence of any of these events or any changes, additions to or more rigorous enforcement of health and safety laws, permits or other approvals could have a significant impact on operations and result in additional costs or penalties. In turn, these could have a material adverse effect on the Company’s reputation, operations and future prospects.

Mineral Resource and Mineral Reserve Estimation Risks

Mineral Resources and Mineral Reserves figures disclosed in this MD&A are estimates only. Estimated tonnages and grades may not be achieved if the projects are brought into production; differences in grades and tonnage could be material; and, estimated levels of recovery may not be realized. The estimation of Mineral Resources and Mineral Reserves carries with it many inherent uncertainties, of which many are outside the control of the Company. Estimation is by its very nature a subjective process, which is based on the quality and quantity of available data, engineering assumptions, geological interpretation and judgements used in the engineering and estimation processes. Estimates may also need to be revised based on changes to underlying assumptions, such as commodity prices, drilling results, metallurgical testing, production, and changes to mine plans of operation. Any material decrease in estimates of Mineral Resources or Mineral Reserves, or an inability to extract Mineral Reserves could have a material adverse effect on the Company, its business, results of operations and financial position.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2021

(expressed in US dollars, unless stated otherwise)

Any estimates of Inferred Mineral Resources included in this MD&A are also subject to a high degree of uncertainty, and may require a significant amount of exploration work in order to determine if they can be upgraded to a higher category.

Project Opposition Risks

The Cauchari-Olaroz Project, the Thacker Pass Project and the Pastos Grandes Project, like many mining projects, may have opponents. Opponents of other mining projects have, in some cases, been successful in bringing public and political pressure against mining projects. Substantial opposition to any of the Company’s mining projects could result in delays to developments or plans, or prevent the project from proceeding at all, despite the commercial viability of the project.

Lack of Water Management Regulations for the Cauchari and Olaroz Salt Lakes

The salt lakes on which the Company’s Cauchari-Olaroz Project is situated, and other salt lakes at which the Company holds mining and exploration permits in Argentina, are not subject to brine management regulations, more specifically being general unitization or reservoir management rules. Unitization is the joint, coordinated operation of a reservoir by all owners of rights in the separate tracts overlying the reservoir. Without unitized operation of the reservoir, the “rule of capture” has the potential to result in competitive drilling, extraction and production with consequent economic and physical waste, as each separate owner attempts to secure his or her “fair share” of the underground resource by drilling more and pumping faster than its neighbour.

As a result, the brine management regulations on the salt lakes on which the Company operates may materially adversely affect the Company’s operations and production in Argentina. Minera Exar and Sales de Jujuy S.A. (a subsidiary of Orocobre Limited) have entered into a joint operating protocol for the Olaroz and Cauchari Salt Flats designed to coordinate the parties’ activities in the area. The protocol has since been submitted to the applicable regulatory authority in the Province of Jujuy for approval as required by the parties’ respective environmental permits.

Water management regulations are in place in Nevada where the Thacker Pass Project is located. As such, the Company must obtain sufficient water rights to support the proposed mining operations for the project. The processing facility at Thacker Pass has been designed to lower the use of water to the extent possible by incorporating recycling technologies. An application is in progress for the transfer of existing and optioned water rights from third parties that are expected to be sufficient to support planned operations. However, going forward, availability of water and at cost effective pricing may become of increasing importance to the Company’s operations and prospects, a risk that may be heightened by the potential effects of climate change and could have a material adverse effect on the Company’s business.

Surface Access Risks

Minera Exar has entered into agreements with local aboriginal communities for surface access rights to the exploitation areas of the Cauchari-Olaroz Project. Should any of the aboriginal communities decide not to honour such agreements, Minera Exar would be required to enforce its statutory access rights under the provisions of the Mining Code of Argentina; however, this would be a potentially disruptive and costly process. To date, there are settled agreements in place, which allow for construction and development of the Cauchari-Olaroz Project, with all communities in the exploitation area necessary for gas and water pipeline construction and easements. Any non-adherence to the terms of such agreements by a contractual  counterparty or failure to maintain existing agreements or to enter into any new, necessary agreements could impact the time and costs to develop the Cauchari-Olaroz Project. For Thacker Pass, the inability to maintain or reach new surface access agreements with local communities could similarly have a material effect on project permitting. All of this has the potential to have a material effect on the projects, the Company’s operations and its financial prospects.

Climate Change Risks

The introduction of climate change legislation is an increasing focus of various levels of government worldwide, with emissions regulations and reporting regimes being enacted or enhanced, and energy efficiency requirements becoming increasingly stringent. As a development stage company with a focus on lithium production, the Company

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2021

(expressed in US dollars, unless stated otherwise)

is committed to developing its business with a view to contributing to the low carbon economy. To that end, the Company is incorporating low carbon emissions in the design of its facilities under development at both the Cauchari-Olaroz Project and the Thacker Pass Project. This includes incorporating sustainable energy sources and minimizing the use of non-renewable sources of energy to the extent that renewable sources are available with sufficient capacity, at cost effective pricing and that are complementary to the facilities and site design. However, the use of such low carbon technologies may be more costly in certain instances than non-renewable options in the near-term, or may result in higher design costs, long-term maintenance costs or replacement costs. Additionally, if the trend toward increasing regulations continues, the Company may face increasing operating costs at its projects to comply with these changing regulations.

Climate change risks also extend to the physical risks of climate change. These include risks of lower rainfall levels, reduction in water availability or water shortages, extreme weather events, changing temperatures, increased snowpacks, changing sea levels and shortages of resources. These physical risks of climate change could have a negative effect on the Company’s project sites, access to local infrastructure and resources, and the health and safety of employees and contractors at the Company’s operations. In addition, as the Cauchari-Olaroz Project is dependent on water for production, any decrease in brine water in the region could have a material adverse effect on production levels once the project begins production. The occurrence of such events is difficult to predict and develop a response plan for that will effectively address all potential scenarios. Although the Company has attempted to design project facilities to address certain climate related risks, the potential exists for these measures to be insufficient in the face of unpredictable climate related events. As such, climate related events have the potential to have a material adverse effect on the Company’s operations and prospects.

Risks related to increasing climate change related litigation is another potential risk factor that may impact the Company’s future prospects, after production begins at each of the Company’s projects. Until then, the Company views the risk of occurrence of such litigation as being low.

Risks Related to Our Business and Securities

Risk of Future Losses and Lack of Profitability

The Company’s ability to continue as a going concern is dependent upon its ability to generate profits from its proposed mining operations, or to raise capital through equity or debt financing to continue to meet its obligations and repay its liabilities arising from normal business operations when they come due. The Company’s business does not currently operate on a self-sustaining basis and until it is successfully able to fund its expenditures from its revenues, its ability to continue as a going concern may be dependent on raising additional funds from time to time.

Risks of Existing Debt Financing

The Company is subject to substantive loan obligations pursuant to the Convertible Notes and the Indenture governing their issuance. Such loan obligations entail certain financial, operating and reporting covenants that the Company is required to comply with. Many such covenants may increase the Company’s administrative, legal and financial costs, and require certain permissions or approvals, or make certain activities more difficult, time-consuming or costly to engage in. This could result in increased demands on systems, resources and personnel.

The failure of the Company to comply with restrictions and covenants under its existing debt agreements, which may be affected by events beyond the Company's control, could result in a default under such agreements, which could result in accelerated repayments of amounts owing thereunder. Any acceleration may not be repayable by the Company based on current cash available, and may require a refinancing by the Company, which may not be secured on commercially reasonable terms or terms that are acceptable to the Company, if at all. Such a refinancing could have a material adverse effect on the Company's financial condition.

The Company believes it is sufficiently capitalized from recent equity financings to service its debt obligations. However, the Company may need to secure additional funding in the future until such time as it begins generating revenues. If the Company is unable to pay amounts owing as they become due, its lenders could proceed to realize against the Company’s assets used to secure the debt. Even if the Company is able to comply with all applicable covenants, restrictions on its ability to manage its business in its sole discretion could adversely affect its business

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2021

(expressed in US dollars, unless stated otherwise)

by, among other things, limiting its ability to take advantage of financings, mergers, acquisitions and other corporate opportunities that the Company believes may be beneficial to it and considerations regarding negotiations of priorities and cross-default provisions if additional debt financing is pursued.

Indebtedness owing under its loan obligations could have other significant consequences on the Company, including: (i) increasing the Company’s vulnerability to general adverse economic and industry conditions; (ii) requiring the Company to dedicate a substantial portion of its expected cash flow from planned operations to making interest and principal payments on its indebtedness, reducing the availability of the Company’s cash flow to fund capital expenditures, working capital and other general corporate purposes; (iii) limiting the Company’s flexibility in planning for, or reacting to, changes in its business; (iv) placing the Company at a competitive disadvantage compared with its competitors that have less debt or greater financial resources; and (v) limiting, including pursuant to any financial and other restrictive covenants in such indebtedness, the Company’s ability to, among other things, borrow additional funds or raise capital on commercially reasonable terms, if at all, enter into a reorganization, amalgamation, arrangement, merger or other similar transaction, make an investment in or otherwise acquire the property of another person, and materially amend or provide waivers or consents with respect to material contracts.

Thacker Pass Financing Risks

The Company has significant capital requirements associated with the development of its Thacker Pass Project, and will require additional financing to advance the project into construction as planned. Such financing may take the form of a partnership or joint venture or a royalty for the Thacker Pass Project, any of which would mean that each existing shareholder would own a smaller percentage of the Thacker Pass Project. The Company may also pursue additional equity or debt financing, which could have a dilutive effect on existing security holders if shares, options, warrants or other convertible securities are issued, or result in additional or more onerous restrictions on the Company’s business, and substantial interest and capital payments if new debt financing is obtained. The Company submitted a draft loan application to the U.S. Department of Energy as partial financing for the Thacker Pass Project, which, if granted, is not expected to have a dilutive effect but would result in the Company being more highly leveraged, which could have a material adverse effect on the Company’s future prospects if it is unable to satisfy its debt obligations as they become due.

The ability of the Company to arrange additional financing for the Thacker Pass Project in the future will depend, in part, on prevailing capital market conditions as well as the business performance of the Company. Failure to obtain additional financing on a timely basis may cause the Company to postpone, abandon, reduce or terminate its operations and could have a material adverse effect on the Company’s business, results of operations and financial condition.

Intellectual Property Risks

The Company relies on the ability to protect its intellectual property rights and depends on patent, trademark and trade secret legislation to protect its proprietary know-how. There is no assurance that the Company has adequately protected or will be able to adequately protect its valuable intellectual property rights, or will at all times have access to all intellectual property rights that are required to conduct its business or pursue its strategies, or that the Company will be able to adequately protect itself against any intellectual property infringement claims. There is also a risk that the Company’s competitors could independently develop similar technology, processes or know-how; that the Company’s trade secrets could be revealed to third parties; that any current or future patents, pending or granted, will be broad enough to protect the Company’s intellectual property rights; or, that foreign intellectual property laws will adequately protect such rights. The inability to protect the Company’s intellectual property could have a material adverse effect on the Company’s business, results of operations and financial condition.

Risks of Relying on Consultants

The Company has relied on, and may continue to rely on, consultants and others for mineral exploration and exploitation expertise. The Company believes that those consultants are competent and that they have carried out their work in accordance with internationally recognized industry standards. However, if the work conducted by those consultants is ultimately found to be incorrect or inadequate in any material respect, the Company may experience delays or increased costs in developing its properties.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2021

(expressed in US dollars, unless stated otherwise)

Risk of No Dividends

The Company has not paid dividends on its Common Shares since incorporation, and currently has no ability to generate earnings as its mineral properties are in the exploration and development stage. If the Thacker Pass Project or the Cauchari-Olaroz Project is successfully developed, the Company anticipates that it will retain its earnings and other cash resources for future operations and the ongoing development of its business. As such, the Company does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends is solely at the discretion of the Board, which will take into account many factors including the Company’s operating results, financial condition and anticipated cash needs. For these reasons, the Company may never pay dividends.

Talent Risk

The Company highly values the contributions of its key personnel. The success of the Company continues to depend largely upon the performance of key officers, employees and consultants who have advanced the Company to its current stage of development and contributed to its potential for future growth. The market for qualified talent has become increasingly competitive during the COVID-19 pandemic, with shortages of qualified talent relative to the number of available opportunities being experienced in all markets where the Company conducts its operations. The ability to remain competitive by offering higher compensation packages and programs for growth and development of personnel, with a view to retaining existing talent and attracting new talent, has become increasingly important to the Company and its operations in the current climate. Any prolonged inability to retain key individuals, or to attract and retain new talent as the Company grows, could have a material adverse effect upon the Company’s growth potential and prospects.

Additionally, the Company has not purchased any “key-man” insurance for any of its directors, officers or key employees and currently has no plans to do so.

Currency Exchange Rate Risks

The Company transacts business primarily in U.S. dollars and Canadian dollars, and its 44.8%-owned Cauchari-Olaroz Project in Argentine pesos. Fluctuations in exchange rates between currencies may have a significant effect on the cash flows of the Company. The Company’s Thacker Pass Project is located in Nevada, and most costs related to project exploration and development are denominated in U.S. dollars. The Company’s 44.8%-owned Cauchari-Olaroz Project is located in Argentina, where certain costs are denominated in the Argentine peso, and others in U.S. dollars or linked to U.S. dollars. The Argentine peso has historically been subject to large devaluations and revaluations and may be subject to significant fluctuations in the future. Future changes in exchange rates could materially affect the Company’s results of operations, either positively or negatively. An appreciation of the Argentine peso compared to the U.S. dollar could make property expenditures more expensive for the Company, and conversely a depreciation could make such expenditures less expensive.  While the Company does not engage in foreign exchange hedging, it holds a significant portion of its cash balance in U.S. dollars to allow it to satisfy its U.S. currency needs.

Risks of Legal Proceedings

The Company may be subject to a variety of regulatory requirements, and resulting investigations, claims, lawsuits and other proceedings in the ordinary course of its business, as a result of its status as a publicly traded company and because of its mining exploration and development business. Litigation related to environmental and climate change-related matters, and ESG disclosure is also on the rise. The occurrence and outcome of any legal proceedings cannot be predicted with any reasonable degree of certainty due to the inherently uncertain nature of litigation, including the effects of discovery of new evidence or advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal. Defence and settlement costs of legal claims can be substantial, even with respect to claims that are determined to have little or no merit.

Litigation may be costly and time-consuming, and can divert the attention of management and key personnel away from day-to-day business operations. The Company and its projects are, from time-to-time, subject to legal proceedings or the threat of legal proceedings, including an appeal filed in Federal Court in Nevada against the

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2021

(expressed in US dollars, unless stated otherwise)

BLM to appeal the ROD issued for the Thacker Pass Project and a regulatory administrative challenge filed to the Water Pollution Control Permit. Please see “Description of the Business – Thacker Pass Project” for further details. At this time, the Company is not involved in any litigation or regulatory process that is expected to have a material adverse effect on its business, projects or operations. If any substantive claims were to arise in the future or the scope of existing claims were to be reassessed as to their materiality, and the Company were to be unsuccessful in defending any such claims against it, or unable to settle claims on a satisfactory basis, the Company may be faced with significant monetary damages, injunctive relief or other negative impacts that could have a material adverse effect on the Company’s business and financial condition. To the extent the Company is involved in any active litigation, the outcome of such matters may not be determinable, and it may not be possible to accurately predict the outcome or quantum of any such proceedings at a given time.

Risks of Conflicts of Interest of Directors and Officers

Certain directors and officers of the Company are, or may become, associated with other natural resource companies, which may give rise to conflicts of interest. In particular, Ganfeng is a significant shareholder of the Company, beneficially holding approximately 11% of the Company’s outstanding Common Shares. Ganfeng is also a co-owner of Minera Exar and Exar Capital. For as long as Ganfeng directly or indirectly holds a significant interest in the Company, Ganfeng may, on its own and through its nominee on the Board, be in a position to affect the Company’s operations and direction. In addition, Ganfeng may have more influence than other shareholders over the passage of any shareholder resolutions (for example, as would be required to amend the Company’s constating documents or take certain other corporate actions) and the Company’s Board.

Pursuant to the BCBCA, directors who have a material interest in any person who is a party to a material contract or a proposed material contract with the Company are required, subject to certain exceptions, to disclose such interest and generally abstain from voting on any resolution to approve such contract. In addition, directors and the officers are required to act honestly and in good faith with a view to the best interests of the corporation. The Company has established robust independence procedures in connection with recent transactions where potential conflicts of interest existed. Such procedures include the establishment of a special committee of independent directors to review the transaction, independent valuations or fairness opinions and the engagement of independent counsel to advise the special committee. Nevertheless, there is a risk that the conflicted parties and their representatives use their position to serve their own interests, to the detriment of the Company which could have a material adverse effect on the Company and its future prospects.

Share Price Risks

The Common Shares are publicly traded on the TSX and NYSE. The market price of the stock of a publicly traded Company, particularly a natural resources company, is affected by many variables in addition to those directly related to exploration successes or failures, many of which are outside the Company’s control. Such factors include: the general condition of markets for resource stocks, and particularly for stocks of lithium exploration and development companies and other battery-metals stocks; the general strength of the economy; the availability and attractiveness of alternative investments; analysts’ recommendations and their estimates of financial performance; investor perception and reactions to disclosure made by the Company, and by the Company’s competitors; reputational risks of the Company; and the breadth of the public markets for the stock. Although the Common Shares are generally not thinly traded, investors could suffer significant losses if the Company’s Common Shares are depressed or illiquid when an investor seeks liquidity.

Risks of Enforcing U.S. Judgments

The Company is a Canadian company, organized under the laws of British Columbia and headquartered in the province. A majority of the Company’s directors, officers and experts named in this MD&A are not citizens or residents of the United States. In addition, a substantial part of the assets of the Company are located outside the United States. As a result, it may be difficult or impossible for an investor to (i) enforce in courts outside the United States any judgments against the Company and its directors and officers and the experts named in this MD&A, which are obtained in U.S. courts based upon the civil liability provisions of U.S. federal securities laws, or (ii) bring in courts outside the United States an original action against the Company and its directors and officers and the experts named in this MD&A to enforce liabilities based upon such U.S. securities laws.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2021

(expressed in US dollars, unless stated otherwise)

Cybersecurity Risks

Threats to information technology systems associated with cybersecurity risks and cyber incidents or attacks continue to grow and evolve in terms of severity and sophistication, particularly as a result of remote work during the COVID-19 pandemic. A cybersecurity attack has the potential to compromise the business, financial and other systems of the Company, and could go unnoticed for some time. Risks associated with cybersecurity threats include, among other things, loss of intellectual property, disruption of business operations and safety procedures, loss or damage to worksite data delivery systems, privacy and confidentiality breaches, and increased costs and time to prevent, respond to or mitigate cybersecurity incidents. The Company has implemented a cybersecurity policy, provided training to its personnel as mitigation measures and is developing a response plan to address potential cybersecurity breaches. System and network maintenance, upgrades and similar best practices are also followed. However, despite these measures, the occurrence of a significant cybersecurity incident could have a material adverse effect on the Company’s business and result in a prolonged disruption to it.

Risks of Loss of Foreign Private Issuer Status

As a “foreign private issuer”, as such term is defined under the U.S. Exchange Act, the Company is exempt from certain of the provisions of U.S. federal securities laws. However, if the Company were to lose its status as a foreign private issuer, the Company may become subject to more onerous regulatory and reporting requirements in the United States. Compliance with these additional regulatory and reporting requirements under U.S. securities laws would likely result in increased expenses and would require the Company’s management to devote substantial time and resources to comply with new regulatory requirements. Further, to the extent that the Company were to offer or sell securities outside of the United States, the Company would have to comply with the more restrictive Regulation S requirements that apply to U.S. domestic companies, and the Company would no longer be able to utilize the multijurisdictional disclosure system forms for registered offerings by Canadian companies in the United States, which could limit the Company’s ability to access capital markets in the future or increase the costs. In addition, the Company may lose the ability to rely upon exemptions from NYSE corporate governance requirements that are available to foreign private issuers, which may further increase the Company’s costs of compliance.

Risks of Transitioning from Emerging Growth Company Status

Until December 31, 2021, as a SEC reporting company with less than $1.07 billion in gross revenue, the Company qualified as an “emerging growth company” (“EGC”) under the U.S. Jumpstart Our Business Startups Act, as amended from time to time. As an EGC, the Company was exempt from Section 404(b) of the Sarbanes-Oxley Act of 2002 (“SOX”), which generally requires that a public company’s registered public accounting firm provide an attestation report relating to management’s annual assessment of internal control over financial reporting, as defined in Rules 13a‐15(f) and 15d-15(f) under the U.S. Exchange Act. The status of an EGC is retained until the earliest of (a) the last day of the fiscal year in which a company has annual gross revenues of $1.07 billion or more; (b) the last day of the fiscal year following the fifth anniversary of the date of the first sale of the company’s common stock pursuant to an effective registration statement under the Securities Act of 1933; (c) the date on which the company has, during the previous three-year period, issued more than $1 billion in nonconvertible debt; or (d) the date on which the company becomes a “large accelerated filer”, as defined in Rule 12b-2 under the U.S. Exchange Act.

As a result of the increase in the Company’s market capitalization, as of December 31, 2021, Lithium Americas became a “large accelerated filer” and the Company engaged its registered public accounting firm to provide an attestation report relating to management’s assessment of internal control over financial reporting for the year ended December 31, 2021, as defined in Rules 13a‐15(f) and 15d-15(f) under the U.S. Exchange Act, in order to comply with Section 404(b) of SOX.

There is an ongoing risk that the Company’s internal control over financial reporting may not be adequate, or the Company may not be able to maintain them as required by SOX. The Company also may not be able to maintain effective internal control over financial reporting on an ongoing basis, if standards are modified, supplemented or amended from time to time.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2021

(expressed in US dollars, unless stated otherwise)

If the Company does not satisfy the SOX requirements on an ongoing and timely basis, investors could lose confidence in the reliability of the Company’s financial statements, and this could harm the Company’s business and have a negative effect on the trading price or market value of securities of the Company.

If the Company does not implement new or improved controls, or experiences difficulties in implementing them, it could harm its operating results, or it may not be able to meet its reporting obligations. There is no assurance that the Company will be able to remediate material weaknesses, if any are identified in future periods, or maintain all of the necessary controls to ensure continued compliance. There is also no assurance that the Company will be able to retain personnel who have the necessary finance and accounting skills because of the increased demand for qualified personnel among publicly traded companies.

If any of Company’s staff fail to disclose material information that is otherwise required to be reported, no evaluation can provide complete assurance that Company’s internal controls over financial reporting will detect this. The effectiveness of the Company’s controls and procedures may also be limited by simple errors or faulty judgments. Continually enhancing the Company’s internal controls is important, especially as the Company expands, and the challenges involved in implementing appropriate internal controls over financial reporting will increase.

The cost of compliance with Section 404(b) of SOX will require the Company to incur substantial accounting expense and expend significant management time on compliance-related issues as the Company implements additional corporate governance practices and comply with reporting requirements. If the Company or the Company’s independent registered public accounting firm identifies deficiencies in the Company’s internal control over financial reporting as material weaknesses, the Company may be required to make prospective or retroactive changes to our financial statements, consider other areas for further attention or improvement, or be unable to obtain the required attestation in a timely manner, if at all.

Although the Company intends to devote substantial time to ongoing compliance with this, including incurring the necessary costs associated with therewith, it cannot be certain that it will be successful in complying with Section 404 of SOX.

TECHNICAL INFORMATION AND QUALIFIED PERSON

Detailed scientific and technical information on the Caucharí-Olaroz project can be found in the National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) technical report entitled “Updated Feasibility Study and Reserve Estimation to Support 40,000 tpa Lithium Carbonate Production at Caucharí-Olaroz Salars, Jujuy Province, Argentina” that was filed on SEDAR. The technical report has an effective date of September 30, 2020, and was prepared by Ernest Burga, P.Eng., David Burga, P.Geo., Daniel Weber, P.G., RM-SME, Anthony Sanford, Pr.Sci.Nat., and Marek Dworzanowski, CEng, PrEng., each of whom is a “Qualified Person” for the purposes of NI 43-101.

Detailed scientific and technical information on the Thacker Pass can be found in the NI 43-101 technical report dated August 1, 2018, entitled “Technical Report on the Pre-Feasibility Study for the Thacker Pass project, Humboldt County, Nevada, USA” that was filed on SEDAR. The Thacker Pass technical report has an effective date of August 1, 2018, and was prepared by Reza Ehsani, P.Eng., Louis Fourie, P.Geo., Andrew Hutson, FAusIMM, BE (Mining), Daniel Peldiak, P.Eng., Rob Spiering, P.Eng., John Young, B.Sc., SME-RM and Ken Armstrong, P.Eng., each of whom is a “Qualified Person” for the purposes of NI 43-101.

Copies of both technical reports are available on the Company’s website at www.lithiumamericas.com and on the Company’s SEDAR profile at www.sedar.com.

The scientific and technical information in this MD&A has been reviewed and approved by Dr. Rene LeBlanc, a “Qualified Person” for purposes of NI 43-101 by virtue of his experience, education and professional association.  Dr. LeBlanc is the Chief Technical Officer of the Company.

Further information about the Thacker Pass, including a description of key assumptions, parameters, description of sampling methods, data verification and QA/QC programs, and methods relating to resources, and factors that may affect those estimates is available in the above-mentioned Thacker Pass technical report.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2021

(expressed in US dollars, unless stated otherwise)

Further information about the Caucharí-Olaroz project, including a description of key assumptions, parameters, description of sampling methods, data verification and QA/QC programs, and methods relating to resources and reserves, factors that may affect those estimates, and details regarding development and the mine plan for the project, is available in the above-mentioned Cauchari-Olaroz technical report.

USE OF NON-GAAP FINANCIAL MEASURES AND RATIOS

The Company’s financial results are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. This document refers to a non-GAAP financial measure “working capital” which is not measures recognized under IFRS in Canada and that does not have a standardized meaning prescribed by IFRS or by Generally Accepted Accounting Principles (GAAP) in the United States.

This non-GAAP financial measure does not have standardized meanings under IFRS, may differ from those used by other issuers, and may not be comparable to similar financial measure reported by other issuers. This financial measure has been derived from the Company’s financial statements and applied on a consistent basis as appropriate. The Company discloses this financial measure because it believes they assist readers in understanding the results of the Company’s operations and financial position and provide further information about the Company’s financial results to investors.

This measure should not be considered in isolation or used in substitute for other measures of performance prepared in accordance with IFRS.

Working capital:  the difference between current assets and current liabilities

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed under securities legislation is recorded, processed, summarized and reported within the time periods specified by securities regulators and include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed under securities legislation is accumulated and communicated to the issuer’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure. The Company’s management designed the disclosure controls and procedures to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to them on a timely basis. The Company’s management believes that any disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings).  Based on that evaluation and as at December 31, 2021, the certifying officers have each concluded that such disclosure controls and procedures are effective to achieve the purpose for which they have been designed.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Until December 31, 2021, as a U.S. Securities and Exchange Commission (SEC) reporting company with less than $1.07 billion in gross revenue, the Company qualified as an “emerging growth company” (“EGC”) under the Jumpstart Our Business Startups Act, or the JOBS Act. As an EGC, the Company was exempt from Section 404(b) of the Sarbanes-Oxley Act of 2002, which generally requires that a public company’s registered public accounting firm provide an attestation report relating to management’s annual assessment of internal control over financial reporting, as defined in Rules 13a‐15(f) and 15d-15(f) under the U.S. Securities Exchange Act, as amended (the “U.S. Exchange Act”).

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2021

(expressed in US dollars, unless stated otherwise)

The status of an EGC is retained until the earliest of (a) the last day of the fiscal year in which a company has annual gross revenues of $1.07 billion or more; (b) the last day of the fiscal year following the fifth anniversary of the date of the first sale of the company’s common stock pursuant to an effective registration statement under the Securities Act of 1933; (c) the date on which the company has, during the previous three-year period, issued more than $1 billion in nonconvertible debt; or (d) the date on which the company is deemed to be a “large accelerated filer”, as defined in Rule 12b-2 under the U.S. Exchange Act.

As a result of the increase in the Company’s market capitalization, as of December 31, 2021, Lithium Americas became a “large accelerated filer” and the Company engaged its registered public accounting firm to provide an attestation report relating to management’s assessment of ICFR for the year ended December 31, 2021, as defined in Rules 13a‐15(f) and 15d-15(f) under the U.S. Exchange Act.

ICFR are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. Management is responsible for the design of the Company’s ICFR.

The Company’s ICFR include policies and procedures that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and disposition of assets, provide reasonable assurance that transactions are recorded as necessary to permit the preparation of the financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with the authorization of management and directors of the Company, and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisitions, or the use or disposition of assets that could have a material effect on the financial statements.

Due to their inherent limitations, ICFR can provide only reasonable assurance and may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well-designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Most of our corporate office staff and many site administrative staff worked remotely through 2021. We have retained documentation in electronic form as a result of remote work through this period. There have been no significant changes in our internal controls during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 framework to evaluate the effectiveness of our internal control over financial reporting. Based on this assessment, management has concluded that as at December 31, 2021, our internal control over financial reporting was effective.

The effectiveness of our internal controls over financial reporting has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, who have expressed their opinion in their report included with our annual consolidated financial statements.

FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking information”). These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2021

(expressed in US dollars, unless stated otherwise)

looking information. Information concerning Mineral Resource and Mineral Reserve estimates also may be deemed to be forward-looking information in that it reflects a prediction of mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking information generally can be identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “propose”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information.

In particular, this MD&A contains forward-looking information, including, without limitation, with respect to the following matters or the Company’s expectations relating to such matters: development of the Cauchari-Olaroz Project and the Thacker Pass Project, including timing, progress, approach, continuity or change in plans, construction, commissioning, milestones, anticipated production and results thereof;  expectations and anticipated impact of the COVID-19 pandemic; anticipated timing to resolve, and the expected outcome of, any complaints or claims made or that could be made concerning the environmental permitting process in the United States for the Thacker Pass Project; capital expenditures and programs; estimates, and any change in estimates, of the Mineral Resources and Mineral Reserves at the Company’s properties; development of Mineral Resources and Mineral Reserves; government regulation of mining operations and treatment under governmental and taxation regimes; the future price of commodities, including lithium; the realization of Mineral Resources and Mineral Reserves estimates, including whether Mineral Resources will ever be developed into Mineral Reserves and information and underlying assumptions related thereto; the timing and amount of future production; currency exchange and interest rates; the Company’s ability to raise capital; expected expenditures to be made by the Company on its properties; the timing, cost, quantity, capacity and product quality of production of the Cauchari-Olaroz Project, which is held and operated through an entity in Argentina that is 44.8% owned by the Company, 46.7% owned by Ganfeng and 8.5% owned by JEMSE; successful operation of the Cauchari-Olaroz Project under its co-ownership structure; ability to produce high purity battery grade lithium products; settlement of agreements related to the operation and sale of mineral production as well as contracts in respect of operations and inputs required in the course of production; the timing, cost, quantity, capacity and product quality of production at the Thacker Pass Project; results of the Company’s engineering, design and permitting program at the Thacker Pass Project, including that the Company meets deadlines and receives permits as anticipated; successful results from the Company’s testing facility and third-party tests related thereto; capital costs, operating costs, sustaining capital requirements, after tax net present value and internal rate of return, payback period, sensitivity analyses, and net cash flows of the Cauchari-Olaroz Project and the Thacker Pass Project; timing, results and completion of a feasibility study for the Thacker Pass Project; the Company’s share of the expected capital expenditures for the construction of the Cauchari-Olaroz Project and for permitting and Thacker Pass Project feasibility study activities at the Thacker Pass Project; ability to achieve capital cost efficiencies; stability and inflation related to the Argentine peso, whether the Argentine government reaches an agreement with the International Monetary Fund in respect of Argentina’s external debt, whether the Argentine government implements additional foreign exchange and capital controls, and the effect of current or any additional regulations on the Company’s operations; and the potential for partnership and financing scenarios for the Thacker Pass Project, including a potential separation between the U.S. and Argentina operations of the Company.

Forward-looking information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking information is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. With respect to forward-looking information listed above and incorporated by reference herein, the Company has made assumptions regarding, among other things:

▪	current technological trends;
▪	a cordial business relationship between the Company and its co-owners of the Cauchari-Olaroz Project;
▪	ability of the Company to fund, advance and develop the Cauchari-Olaroz Project and the Thacker Pass Project, and the respective impacts of the projects when production commences;
▪	the Company’s ability to operate in a safe and effective manner;

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2021

(expressed in US dollars, unless stated otherwise)

▪	uncertainties relating to receiving and maintaining mining, exploration, environmental and other permits or approvals in Nevada and Argentina;
▪	demand for lithium, including that such demand is supported by growth in the electric vehicle market;
▪	the impact of increasing competition in the lithium business, and the Company’s competitive position in the industry;
▪	general economic conditions;
▪	the stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates;
▪

stability and inflation of the Argentine peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current or any additional regulations on the Company’s operations;

▪	the impact of unknown financial contingencies, including litigation costs, on the Company’s operations;
▪	gains or losses, in each case, if any, from short-term investments in Argentine bonds and equities;
▪	estimates of and unpredictable changes to the market prices for lithium products;
▪	exploration, development and construction costs for the Cauchari-Olaroz Project and the Thacker Pass Project;
▪	estimates of Mineral Resources and Mineral Reserves, including whether Mineral Resources will ever be developed into Mineral Reserves;
▪	reliability of technical data;
▪	anticipated timing and results of exploration, development and construction activities, including the impact of COVID-19 on such timing;
▪	timely responses from governmental agencies responsible for reviewing and considering the Company’s permitting activities at the Thacker Pass Project;
▪	the Company’s ability to obtain additional financing on satisfactory terms or at all;
▪	the ability to develop and achieve production at any of the Company’s mineral exploration and development properties;
▪	the impact of the COVID-19 pandemic on the Company’s business;
▪	accuracy of development budget and construction estimates; and
▪	preparation of a development plan and feasibility study for lithium production at the Thacker Pass Project.

Although the Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable, the Company can give no assurance that these assumptions and expectations will prove to be correct. Since forward-looking information inherently involves risks and uncertainties, undue reliance should not be placed on such information.

The Company’s actual results could differ materially from those anticipated in any forward-looking information as a result of the risk factors contained in this MD&A, including but not limited to, the factors referred to under the heading “Description of the Business – Risk Factors” in this MD&A. Such risks include, but are not limited to the following: the impacts of the COVID-19 pandemic on the availability and movement of personnel, supplies and equipment and on the timing for regulatory approvals and permits, construction by Minera Exar, in which the Company has a 44.8% co-ownership interest with Ganfeng and JEMSE, at the Cauchari-Olaroz Project, and on third parties providing services to the Company in respect of the Thacker Pass Project or to Minera Exar with respect to the Cauchari-Olaroz Project; the Company’s mineral properties, or the mineral properties in which it has an interest, may not be developed or operate as planned and uncertainty of whether there will ever be production at the

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2021

(expressed in US dollars, unless stated otherwise)

Company’s mineral exploration properties, or the properties in which it has an interest; cost overruns; risks associated with the Company’s ability to successfully secure adequate funding; market prices affecting the ability to develop the Company's mineral properties and properties in which it has an interest; risks associated with co-ownership arrangements; risks related to acquisitions, integration and dispositions; risk to the growth of lithium markets; lithium prices; inability to obtain required governmental permits and government-imposed limitations on operations; technology risk; inability to achieve and manage expected growth; political risk associated with foreign operations, including co-ownership arrangements with foreign domiciled partners; risks arising from the outbreak of hostilities in Ukraine and the international response, including but not limited to their impact on commodity markets, supply chains, equipment and construction; emerging and developing market risks; risks associated with not having production experience; operational risks; changes in government regulations; changes to environmental requirements; failure to obtain or maintain necessary licenses, permits or approvals; insurance risk; receipt and security of mineral property titles and mineral tenure risk; changes in project parameters as plans continue to be refined; changes in legislation, governmental or community policy; mining industry competition; market risk; volatility in global financial conditions; uncertainties associated with estimating Mineral Resources and Mineral Reserves, including uncertainties relating to the assumptions underlying Mineral Resource and Mineral Reserve estimates; whether Mineral Resources will ever be converted into Mineral Reserves; risks in connection with the Company’s existing debt financing; risks related to investments in Argentine bonds and equities; opposition to development of the Company’s mineral properties; lack of brine management regulations; surface access risk; risks related to climate change; geological, technical, drilling or processing problems; uncertainties in estimating capital and operating costs, cash flows and other project economics; liabilities and risks, including environmental liabilities and risks inherent in mineral extraction operations; health and safety risks; risks related to the stability and inflation of the Argentine peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current and any additional regulations on the Company’s operations; risks related to unknown financial contingencies, including litigation costs, on the Company’s operations; unanticipated results of exploration activities; unpredictable weather conditions; unanticipated delays in preparing technical studies; inability to generate profitable operations; restrictive covenants in debt instruments; lack of availability of additional financing on terms acceptable to the Company, or to the Company and its co-owners for any co-ownership interests; shareholder dilution; intellectual property risk; dependency on consultants and key personnel; payment of dividends; competition for, amongst other things, capital, undeveloped lands and skilled personnel; fluctuations in currency exchange and interest rates; regulatory risk, including as a result of the Company’s dual-exchange listing and increased costs thereof; conflicts of interest; Common Share price volatility; and cybersecurity risks and threats. Consequently, actual results and events may vary significantly from those included in, contemplated or implied by such statements.

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking information contained in this MD&A is expressly qualified by these cautionary statements. All forward-looking information in this MD&A speaks as of the date of this MD&A. The Company does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. All forward-looking information contained in this MD&A is expressly qualified in its entirety by this cautionary statement.  Additional information about these assumptions and risks and uncertainties is contained in our filings with securities regulators, including our most recent AIF, which are available on SEDAR at www.sedar.com.